12/9

02060489

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Anghasa Marketing Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 3319 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 12/9/02

ANGKASA MARKETING BERHAD

A Member of The Lion Group (41515-D)

LAPORAN TAHUNAN

2002

ANNUAL REPORT

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Twenty-Fourth Annual General Meeting of Angkasa Marketing Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.00 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2002. **Resolution 1**

2. To approve the payment of Directors' fees amounting to RM100,000 (2001: RM100,000). **Resolution 2**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Datuk Cheng Yong Kim **Resolution 3**
   Y. Bhg. Dato' Haji Hashim bin Saad **Resolution 4**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "That Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed a Director of the Company to hold office until the next annual general meeting." **Resolution 5**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 6**

6. Special Business

   To consider and if thought fit, pass the following resolution as an ordinary resolution:

   Ordinary Resolution – Authority to Directors to issue shares

   "That pursuant to Section 132D of the Companies Act, 1965, and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 7**

7. To transact any other business for which due notice shall have been given.

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
26 November 2002

Notes:

1) Proxy

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

2) Resolution 7 - Authority to Directors to issue shares

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Twenty-Fourth Annual General Meeting of the Company

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Datuk Cheng Yong Kim
  Y. Bhg. Dato' Haji Hashim bin Saad

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. Bhg. Tan Sri Dato' Jaffar bin Abdul

- Further details of Directors standing for re-election/re-appointment are set out in the Directors' Profile on pages 5 to 8 of this Annual Report.

II. Details of attendance of Directors at Board Meetings

There were five (5) Board Meetings held during the financial year ended 30 June 2002. Details of attendance of the Directors are set out in the Directors' Profile appearing on pages 5 to 8 of this Annual Report.

III. Place, date and time of the Twenty-Fourth Annual General Meeting

The Twenty-Fourth Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.00 am.

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Tan Sri William H.J. Cheng (Chairman) Mr Phang Wai Yeen (Managing Director) Mr Ngan Yow Chong (Executive Director) Y. Bhg. Tan Sri Dato' Jaffar bin Abdul Y. Bhg. Datuk Cheng Yong Kim Y. Bhg. Dato' Haji Hashim bin Saad Mr Eow Kwan Hoong
Secretaries	:	Ms Wong Phooi Lin Mr Tham Tuck Chuen
Company No.	:	41515-D
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21613166 Fax No : 03-21623448 Homepage : http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Level 47, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21613166 Fax No : 03-21623448
Auditors	:	Ong Boon Bah & Co B-10-1, Megan Phileo Promenade 189 Jalan Tun Razak 50400 Kuala Lumpur
Principal Bankers	:	AMInternational (L) Ltd Bayerische Landesbank Girozentrale (Labuan) BNP Paribas (Labuan) Affin Bank Berhad Bumiputra-Commerce Bank Berhad Development Bank of Singapore Limited (Labuan) Oversea-Chinese Banking Corporation Limited (Labuan) Southern Bank Berhad Sumitomo Mitsui Banking Corporation (Labuan) Westdeutsche Landesbank Girozentrale (Singapore) Mizuno Asset Trust & Banking Co. Ltd, Japan
Stock Exchange Listing	:	Kuala Lumpur Stock Exchange
Stock Name	:	Angkasa
KLSE Stock No.	:	5061
Reuters Code	:	ANMS.KL
ISIN Code	:	MYL5061OO006

DIRECTORS' PROFILE

Tan Sri William H.J. Cheng
Chairman, Non-Independent Non-Executive Director

Aged 59, Y. Bhg. Tan Sri William H.J. Cheng, a Malaysian, has more than 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development.

Tan Sri William Cheng was appointed to the Board on 25 August 1978 and his other directorships in public companies are as follows:

- Chairman of Chocolate Products (Malaysia) Berhad and Posim Berhad, both public listed companies
- Chairman and Managing Director of Lion Corporation Berhad, a public listed company
- Director of Amsteel Corporation Berhad and Amalgamated Containers Berhad, both public listed companies
- Chairman and Managing Director of Silverstone Berhad, a public company

Tan Sri William Cheng has a direct shareholding of 20,000 ordinary shares of RM1.00 each and an indirect shareholding of 87,892,150 ordinary shares of RM1.00 each in the Company. He is deemed to be interested in the subsidiaries of the Company by virtue of his substantial interest in the Company.

Tan Sri William Cheng attended all five (5) Board Meetings of the Company held during the financial year ended 30 June 2002.

Tan Sri William Cheng is the uncle of Datuk Cheng Yong Kim, a Director and major shareholder of the Company.

Phang Wai Yeen
Managing Director, Non-Independent Executive Director

Aged 48, Mr Phang Wai Yeen, a Malaysian, obtained his Bachelor of Science (Honours) degree in Mechanical Engineering in 1977 from the Polytechnic of Central London (now known as Westminster University).

Mr Phang is an engineer by profession and has more than 23 years of experience in management, sales and marketing. He was appointed a Group Director of the Lion Group in 1996. Presently, he is the Executive Director of Silverstone Berhad, a public company and the Group General Manager of Posim Berhad, a public listed company. He also sits on the board of various companies in the Lion Group.

Mr Phang was appointed the Managing Director of the Company on 1 November 2001 and attended two (2) of the remaining three (3) Board Meetings held for the financial year ended 30 June 2002 subsequent to his appointment.

Ngan Yow Chong
Executive Director, Non-Independent

Aged 45, Mr Ngan Yow Chong, a Malaysian, obtained his Bachelor of Engineering (First Class Honours) degree in Mechanical Engineering from University of Malaya in 1981.

Mr Ngan has about 20 years of experience in manufacturing, trading, industries and commerce. He was appointed the Group Director – Brewery Division in the People's Republic of China under the Lion Group on 1 February 2001 to supervise the Brewery Division in the People's Republic of China. He has served the Hong Leong Group in various positions ranging from Project/Maintenance Manager, Operation Manager, Sales Manager (Import/Export) and General Manager of a number of subsidiaries within the Hong Leong Group during the period March 1981 to March 1996. He was the Group Executive Director of Mah Sing Group Berhad and the Chief Executive Officer of Berger International Ltd, a company listed on the Stock Exchange of Singapore before joining the Lion Group.

He is also the Executive Director of Posim Berhad, a public listed company.

Mr Ngan was appointed the Executive Director of the Company on 1 November 2001 and attended all the remaining three (3) Board Meetings held for the financial year ended 30 June 2002 subsequent to his appointment.

Tan Sri Dato' Jaffar bin Abdul
Independent Non-Executive Director

Aged 70, Y. Bhg. Tan Sri Dato' Jaffar bin Abdul, a Malaysian, joined the Police Force in 1951 and rose to become Director of Anti-Narcotic Branch, Federal Police Headquarters, in 1982. From 1982 to 1984, he was the Chief Police Officer in Johor and between 1984 to 1985, he was the Director of Management Police Headquarters in Bukit Aman. Tan Sri Dato' Jaffar was also the Deputy Inspector General of the Royal Malaysian Police since 1985 before retiring from the civil service in 1989.

Tan Sri Dato' Jaffar was appointed to the Board on 26 January 1996 and is the Chairman of the Company's Audit Committee, Nomination Committee and Remuneration Committee.

His other directorships in public companies are as follows:

- Chairman of Anson Perdana Berhad, Cosway Corporation Berhad, Mycom Berhad, Yinson Holdings Berhad and Perdana-Industri Holdings Berhad, all of which are public listed companies

- Director of Amalgamated Containers Berhad, Berjaya Sports Toto Berhad and Olympia Industries Berhad, all of which are public listed companies

Tan Sri Dato' Jaffar attended all five (5) Board Meetings of the Company held during the financial year ended 30 June 2002.

Datuk Cheng Yong Kim
Non-Independent Non-Executive Director

Aged 52, Y. Bhg. Datuk Cheng Yong Kim, a Singaporean, obtained his Bachelor of Business Administration (Honours) degree from University of Singapore in 1971.

Datuk Cheng has more than 25 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development. For a period of 7 years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of Managing Director of Lion Land Berhad. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Datuk Cheng was appointed to the Board on 25 March 1991 and is the Chairman of the Company's Option Committee and a member of the Remuneration Committee.

His other directorships in public companies are as follows:

- Managing Director of Lion Land Berhad, a public listed company
- Director of Lion Corporation Berhad, a public listed company
- Director of Hy-Line Berhad, a public company

Datuk Cheng has a direct shareholding of 205,650 ordinary shares of RM1.00 each and an indirect shareholding of 87,799,350 ordinary shares of RM1.00 each in the Company. He is deemed to be interested in the subsidiaries of the Company by virtue of his substantial interest in the Company.

Datuk Cheng attended all five (5) Board Meetings of the Company held during the financial year ended 30 June 2002.

Datuk Cheng is the nephew of Tan Sri William H.J. Cheng, the Chairman and major shareholder of the Company.

Dato' Haji Hashim bin Saad
Independent Non-Executive Director

Aged 59, Y. Bhg. Dato' Haji Hashim bin Saad, a Malaysian, obtained his Bachelor of Science (Forestry) degree from the Australian National University. He subsequently pursued his post graduate studies at the Imperial College, London and obtained his Masters of Science degree in Timber Technology.

Dato' Haji Hashim is a retiree from a senior post in the government civil service. During his career as a government official, he served in the Forestry Department, Peninsular Malaysia in various capacities from 1969 to 1998. He held the post of the Director General of Forestry, Peninsular Malaysia from 1997 until his retirement from the government service on 14 March 1998.

Dato' Haji Hashim was appointed to the Board on 19 August 1999 and is a member of the Company's Audit Committee, Nomination Committee and Remuneration Committee.

He is also a director of AmBank Berhad, a public company.

Dato' Haji Hashim attended four (4) of the five (5) Board Meetings of the Company held during the financial year ended 30 June 2002.

Eow Kwan Hoong
Non-Independent Non-Executive Director

Aged 49, Mr Eow Kwan Hoong, a Malaysian, is a member of the Malaysian Institute of Accountants as well as a Fellow member of the Chartered Institute of Management Accountants.

Mr Eow started his career in 1979 as the Cost Accountant with Intel Technology Sdn Bhd. In February 1980, he joined Socoil Corporation Sdn Bhd, a palm oil refinery, as the Factory Accountant. Subsequently in February 1982, he joined the Lion Group as an Accounts Manager. He was appointed the Group Chief Accountant in March 1990 and was responsible for the Group Accounts Department of the Lion Group. He resigned from the Lion Group in December 1997 and acted as an advisor to the Lion Group for a further six (6) months.

Mr Eow was appointed to the Board on 5 June 2001 and is a member of the Company's Audit Committee and Nomination Committee.

His other directorships in public companies are as follows:

- Executive Director of IRIS Corporation Berhad, a public listed company
- Director of Delloyd Ventures Bhd, a public listed company

Mr Eow attended all five (5) Board Meetings of the Company held during the financial year ended 30 June 2002.

Save as disclosed, none of the Directors has (i) any interest in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years other than traffic offences.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Angkasa Marketing Berhad ("the Board") recognises the importance of practising good corporate governance and fully supports the recommendation of the Malaysian Code on Corporate Governance ("the Code"). The Board is committed in ensuring that the highest standard of corporate governance is practised throughout the Group as a fundamental part of discharging its responsibilities to direct the businesses of the Group towards enhancing business prosperity and corporate accountability.

These principles and best practices have been applied throughout the financial year ended 30 June 2002.

The Board is pleased to disclose below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Code.

1. DIRECTORS

The Board

The Board assumes responsibility for leading and controlling the Group towards realising long term shareholders' values. The Board has the overall responsibility for reviewing and adopting strategic plans for the Group, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Company's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as necessary. During the financial year ended 30 June 2002, five (5) board meetings were held. Details of attendance by Directors are set out in the profile of the Directors.

Prior to each Board meeting, the members of the Board are each provided with the relevant documents and information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon to enable them to arrive at an informed decision.

Board Balance

The Board comprises seven (7) Directors, of whom five (5) are non-executive. The current Board composition complies with the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"). The profile of the members of the Board are set out on pages 5 to 8 of this Annual Report. The composition of the Board reflects the broad range of experience, skills and knowledge necessary for the effective stewardship of the Group.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority.

Represented on the Board are two (2) independent non-executive Directors who bring their independent judgement to bear on the decision-making process of the Group to ensure that a fully balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is a mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

To assist in discharging its duties, the Board may form committees delegated with specific authority and which operate under approved terms of reference or guidelines, whenever required.

Supply of Information

The members of the Board in their individual capacity have access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Besides direct access to management staff, external professional advisers are also made available to render their independent views and advice to the Board, whenever required.

The Directors have access to the advice and services of the Company Secretaries, who are responsible for ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board

In accordance with best practices in the Code, the Board has established the Nomination Committee. The Nomination Committee is responsible for recommending the right candidates with the necessary skills, experience and competencies to be appointed to the Board and also assessing the effectiveness of the Board and the contribution of each Director. The members and terms of reference of the Nomination Committee are presented on page 17.

All Directors have attended the Mandatory Accreditation Programme and will undergo relevant training on a continuous basis as prescribed by the KLSE.

Re-election

One-third of the Directors retire from office at every annual general meeting but shall be eligible for re-election. All Directors retire from office at least once every three (3) years but shall be eligible for re-election.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of Directors so as to ensure that it attracts and retains the Directors needed to run the Company successfully. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 17.

Directors' fees are endorsed by the Board for approval by shareholders of the Company at annual general meetings.

The details of the remuneration of each Director who served during the financial year ended 30 June 2002 are as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive			
Phang Wai Yeen	10,000	121,000	131,000
Ngan Yow Chong	7,000	-	7,000
	17,000	121,000	138,000
Non-Executive			
Jen (B) Tan Sri Dato' Zain Hashim*	7,000	50,300	57,300
Tan Sri William H.J. Cheng	13,000	-	13,000
Tan Sri Dato' Jaffar bin Abdul	20,000	-	20,000
Datuk Cheng Yong Kim	10,000	-	10,000
Dato' Haji Hashim bin Saad	18,000	-	18,000
Eow Kwan Hoong	18,000	-	18,000
	86,000	50,300	136,300
Total	103,000	171,300	274,300

* Jen (B) Tan Sri Dato' Zain Hashim retired on 11.12.2001

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Executive	Non-Executive
25,000 & below	1	5
25,001 - 50,000	-	-
50,001 - 100,000	-	1
100,001 - 150,000	1	-
150,001 - 200,000	-	-

3. SHAREHOLDERS

The Group values dialogues with investors. The Group has been practising open discussions with investors/analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of the KLSE.

The annual general meeting is the principal forum for dialogue with shareholders. There is an open question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to provide explanations to shareholders' queries.

4. ACCOUNTABILITY AND AUDIT

The Board has established an Audit Committee to oversee the financial reporting and the effectiveness of the internal control of the Group. The Audit Committee comprises three (3) Directors, the majority of whom are independent. The responsibilities and activities of the Audit Committee are set out in the Audit Committee Report on pages 15 and 16.

The Audit Committee met five (5) times during the financial year.

Directors' Responsibility in Financial Reporting

The Directors are satisfied that for the financial year ended 30 June 2002, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards in Malaysia and provisions of the Companies Act, 1965.

Financial Reporting

The Board aims to present a balanced and understandable assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to shareholders. The Board is also responsible for ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Internal Control

The Board has overall responsibility for maintaining a sound system of internal control, which encompasses financial, operational, compliance controls and risk management. This is necessary for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group's assets. These controls can only provide reasonable but not absolute assurance against material misstatement, loss or fraud.

A Risk Management Committee was established during the financial year to assist the Board in identifying and assessing risks and the control measures within the Group to comply with the Listing Requirements of the KLSE and the best practices as set out by the Code.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The role of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Malaysian Code on Corporate Governance requires listed companies to maintain a sound system of internal control to safeguard shareholders' investments and the Group's assets. Paragraph 15.27(b), of the KLSE's Listing Requirements requires directors of listed companies to include a statement in their annual reports on the state of their internal controls. The KLSE's Statement on Internal Control: Guidance for Directors of Public Listed Companies (Guidance) provides guidance for compliance with these requirements. Set out below is the Board of Directors' Internal Control Statement, which has been prepared in accordance with the Guidance.

Board Responsibility

The Board recognises the importance of sound internal control and risk management practices to good corporate governance. The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, it should be noted that such systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable, and not absolute assurance against material misstatements or loss. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

Following the issuance of the Guidance, the Board confirms that there is an ongoing process for identifying, evaluating and managing significant risks faced by the Group that has been put in place for the year and up to the date of approval of the Annual Report and financial statements. The process is regularly reviewed by the Board through its Audit Committee and assisted by the Internal Auditors.

Risk Management Framework

The Board is aware that a sound system of internal control should be embedded in the operations of the Group and forms part of its culture. In order to bring greater awareness of employees towards risk identification, evaluation, control and monitoring, an external professional firm of consultants was appointed to assist in the formalisation of a Corporate Risk Management Framework for the Group. The framework covers the following initiatives, which were undertaken during the financial year:

- Holding of Risk Awareness Seminars for all operational managers of the Group to inculcate understanding of potential and current risks as faced by the various operating companies within the Group

- Workshops and training were conducted with operational managers to familiarise themselves with the principal risks and controls and the maintenance of a database of such risk profiles based on likelihood of occurrence and magnitude of impact

- Formation of Risk Management Committee (RMC) at the group level as well as Risk Management Teams at operation level charged with the responsibility of continuously reviewing and maintaining risk profiles identified

Subsequent to the financial year end, presentation was made to the Audit Committee by the chairman of the RMC on key findings of risk profile on a quarterly basis.

The next step in risk management process is the issuance of a Corporate Risk Management manual which will outline the risk management framework for the Group and will offer guidance for all employees on risk management issues.

Control and Monitoring Process

The other key elements of the Group's internal control system are:

- An operational structure with defined lines of responsibility and delegation of authority is in place. A process of hierarchical reporting has been established which provides for a documented and auditable trail of accountability
- A documented delegation of authority with clear lines of responsibility in identifying the approving authority of various transactions
- Internal policies and procedures are in place and are regularly updated to reflect changing risks or resolve operational deficiencies. Instances of non-compliance with such policies and procedures are reported thereon by its internal audit function to the Board via the Audit Committee
- Detailed budgetting process established requiring all business units to prepare budget and business plan on an annual basis
- Effective reporting systems which expose significant variances against budget and plan are in place to monitor performance. Key variances are followed up by the management and reported to the Board on a quarterly basis
- The monitoring of control procedures is achieved through management review by the responsible director reporting to the Board. This is complemented by reviews undertaken by the internal audit function on the controls in operation in each individual business unit. Regular reports are produced and presented to the Audit Committee which will assess the impact of control issues and review remedial actions implemented by the management

The system of internal control was satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's Annual Report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

Members

- Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
  (Chairman, Independent Non-Executive Director)
- Y. Bhg. Dato' Haji Hashim bin Saad
  (Independent Non-Executive Director)
- Mr Eow Kwan Hoong
  (Non-Independent Non-Executive Director)

Secretaries

The Joint-Secretaries of Angkasa Marketing Berhad, Ms Wong Phooi Lin and Mr Tham Tuck Chuen are also the Joint-Secretaries of the Audit Committee.

AUTHORITY

The Audit Committee is authorised by the Board to review and investigate any matter within its Terms of Reference. It is authorised to seek any information it requires from any Director or management staff in the discharge of its duties, including seeking external professional advice.

TERMS OF REFERENCE

- To consider the appointment of external auditors and the audit fee
- To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved
- To review the quarterly announcements to the Kuala Lumpur Stock Exchange and year end annual financial statements before submission to the Board, focusing on:
  - going concern assumption
  - compliance with accounting standards and regulatory requirements
  - any changes in accounting policies and practices
  - significant issues arising from the audit
  - major judgemental areas
- To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary)
- To review the external auditors' management letter and management's response thereto
- To establish the following with the internal audit function:
  - review the adequacy of scope, functions and resources of the internal audit department and that it has the necessary authority to carry out its work
  - review internal audit programme
  - ensure co-ordination of external audit with internal audit
  - consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

- To monitor related party transactions entered into by the Company and the Group, and to ensure that the Directors report such transactions annually to shareholders via the annual report
- To review the effectiveness of internal control systems
- To appraise and assess the members of the internal audit function

MEETINGS

The Audit Committee meets at least four (4) times a year and additional meetings may be convened as and when deemed necessary. Meetings called to review the quarterly and annual financial statements are held prior to presentation to the Board for approval.

During the financial year under review, five (5) Audit Committee Meetings were held. Y. Bhg. Tan Sri Dato' Jaffar bin Abdul and Mr Eow Kwan Hoong attended all the meetings whilst Y. Bhg. Dato' Haji Hashim bin Saad attended four (4) of the five (5) meetings held.

ACTIVITIES

During the financial year, the Audit Committee met to review the quarterly reports and annual financial statements of Angkasa Marketing Berhad and its subsidiaries. The Audit Committee has met with the external auditors to discuss and consider the nature and scope of the audit, and significant changes and developments on accounting practices and standards issued by both the Malaysian Accounting Standards Board and International Accounting Standard Body. Also discussed was the management's response to the various issues and internal control weaknesses highlighted by the external auditors in the management report to the Board. The Audit Committee concurrently reviewed and endorsed the internal audit programme of the Group and deliberated on the internal auditors' findings and recommendations. The various corporate proposals including the Proposed Group Wide Restructuring Scheme were deliberated upon and endorsed for approval by the Board. The Audit Committee also reviewed all recurrent related party transactions ("RRPTs") entered into between the Group and its related parties as mandated by a Shareholders' Mandate for RRPTs obtained from the shareholders on 24 January 2002.

The Audit Committee discharged its duties and responsibilities in accordance with its Terms of Reference.

INTERNAL AUDIT

The internal audit team performed its duties in accordance with its annual audit plan covering review of the internal control systems and operational audit of various subsidiaries. They have also conducted RRPTs reviews to ensure compliance with the Review Procedures as prescribed in the Shareholders' Mandate.

This year, the Internal Auditors with the oversight of the Audit Committee and Risk Management Committee has facilitated the development and implementation of the Strategic Corporate Risk Scorecard programme in order to ensure the Company's risk management strategies for critical business risks are adequately addressed.

NOMINATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
(Independent Non-Executive Director)

Members : Y. Bhg. Dato' Haji Hashim bin Saad
(Independent Non-Executive Director)

Mr Eow Kwan Hoong
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Angkasa Marketing Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
(Independent Non-Executive Director)

Members : Y. Bhg. Datuk Cheng Yong Kim
(Non-Independent Non-Executive Director)

Y. Bhg. Dato' Haji Hashim bin Saad
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

	1998	1999	2000	2001	2002
	RM'000	RM'000	RM'000	RM'000	RM'000
Revenue	1,803,789	1,287,152	1,292,850	1,296,413	739,565
Profit/(Loss) from operations	85,056	30,547	(31,822)	(141,324)	(160,252)
Loss before taxation	(126,525)	(41,813)	(151,432)	(221,330)	(260,776)
Loss after taxation	(119,488)	(25,032)	(147,776)	(225,219)	(260,542)
Dividends:					
Gross rate (%)	1.0	0.1	0.1	0.1	-
Amount (net of tax)	1,062	106	106	106	-
Total assets employed	2,562,857	2,432,550	2,256,810	2,097,990	1,895,365
Shareholders' funds	401,459	364,076	231,941	48,035	(191,004)
Net tangible assets/(liabilities)	364,539	331,944	206,927	25,263	(207,076)
	Sen	Sen	Sen	Sen	Sen
Net tangible assets/(liabilities) per share	247	225	140	17	(140)
Loss per share	(74)	-*	(72)	(134)	(150)

* The loss per share in 1999 is less than 1 sen.

Turnover RM Million


2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002

Total Assets Employed RM Million


3,000
2,500
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002

Net Tangible Assets/(liabilities) Per Share Sen


250
200
150
100
50
0
-50
-100
-150
1998
1999
2000
2001
2002

Shareholders' Funds RM Million


500
400
300
200
100
0
100
200
1998
1999
2000
2001
2002

THE GROUP'S BUSINESSES



Radial tyre building machine at Dong Feng Lion Tyre Co Ltd in China.
Mesin pembuat tayar radial di Dong Feng Lion Tyre Co Ltd di China.



Rows of tyres, packed and ready for delivery.
Tayar-tayar siap disusun untuk penghantaran.

Motoring choices from Suzuki: the Grand Vitara 4WD, Liana passenger car and E-RV MPV.
Pilihan kenderaan dari Suzuki: pacuan 4-roda Grand Vitara, kereta penumpang Liana dan MPV E-RV.




SUZUKI



The new Suzuki VR125 with its sleek design in three eye-catching colours:
Suzuki VR125 baru dengan rekabentuk menawan dalam 3 warna menarik:

Aura Yellow



Suria Red



Konica Blue



PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah Angkasa Marketing Berhad, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Diaudit bagi Kumpulan dan Syarikat untuk tahun kewangan berakhir 30 Jun 2002.

PRESTASI KEWANGAN

Ekonomi Malaysia berhadapan dengan cabaran baru dan ketidakpastian ekoran daripada kegawatan ekonomi dunia berikutan peristiwa 11 September di Amerika Syarikat. Bagaimanapun, rangsangan fiskal dan polisi kewangan yang segera diambil oleh Kerajaan Malaysia secara keseluruhannya telah mencegah penguncupan ekonomi. Malah, ekonomi Malaysia menunjukkan daya tahan dan mencatatkan pertumbuhan KDNK sederhana sebanyak 0.4% pada tahun 2001. Namun demikian, perniagaan-perniagaan Kumpulan terus beroperasi dalam persekitaran yang sukar.

Pada tahun tinjauan, Kumpulan mencatat perolehan lebih rendah berjumlah RM739.6 juta iaitu pengurangan 43% berbanding tahun sebelumnya. Ini berpunca daripada penamatan perjanjian pengedaran besi keluli dengan Amsteel Mills Sdn Bhd ("AMSB") berkuatkuasa 1 Oktober 2001 dan pelupusan 51% kepentingan ekuiti masing-masing dalam Suzuki Assemblers Malaysia Sdn Bhd ("SAM") dan juga Lion Suzuki Marketing Sdn Bhd ("LSM") pada 16 Mei 2002. Operasi Kumpulan di China, bagaimanapun, melaporkan peningkatan perolehan sebanyak 16.1% berbanding tahun sebelumnya, dengan sumbangan lebih tinggi oleh bahagian tayar.

Kerugian sebelum cukai meningkat kepada RM260.7 juta pada tahun ini berbanding RM221.3 juta tahun sebelumnya berpunca daripada penurunan nilai asset-asset oleh operasi-operasi kita di China, selaras dengan peruntukan-peruntukan cadangan Skim Penyusunan Semula Seluruh Kumpulan ("cadangan SPSSK").

PERKEMBANGAN KORPORAT

a. Syarikat telah mendapat kelulusan daripada Bank Negara Malaysia, Suruhanjaya Sekuriti, Jawatankuasa Pelaburan Asing, Kementerian Perdagangan Antarabangsa dan Industri serta para Pemiutang Skim untuk cadangan SPSSK.

   Maklumat lanjut mengenai cadangan SPSSK ini tertera di mukasurat 74 dan 75 dalam Laporan Tahunan ini.

b. Seperti yang dilaporkan pada tahun kewangan yang lepas :

I. AMB Venture Sdn Bhd ("AMBV"), subsidiari milik penuh Syarikat, telah memeterai perjanjian langganan saham bersyarat (seperti pindaan dalam perjanjian langganan tambahan) dengan Angkasa Transport Equipment Sdn Bhd ("ATE"), subsidiari milik penuh AMBV dan Tan Sri William H.J. Cheng ("TSWC"), di mana TSWC akan melanggan 2,530,000 saham biasa bernilai RM1.00 setiap satu, mewakili 9.19% modal saham dibesarkan dalam ATE pada harga langganan berjumlah kira-kira RM3,365,000; dan

II. AMBV telah memetarai perjanjian jual beli bersyarat dengan TSWC dan Lion Asiapac Limited ("LAP") (seperti pindaan dalam perjanjian-perjanjian tambahan) untuk melupuskan 25,000,000 saham biasa bernilai RM1.00 setiap satu dalam ATE, mewakili kira-kira 90.81% daripada modal saham dibesarkan dalam ATE kepada LAP untuk balasan berjumlah ("Balasan Jualan") :

   i. SGD15,383,527 (bersamaan kira-kira RM33.2 juta); atau

   ii. SGD38,666,795 (bersamaan kira-kira RM83.5 juta) sekiranya cadangan penyenaraian Anhui Jianghuai Automative Chassis Co Ltd ("Cadangan Penyenaraian AJ Auto") dilengkapi pada 30 September 2001.

Pada 20 November 2001, AMBV, TSWC dan LAP telah mengesahkan bahawa Balasan Jualan berjumlah SGD37,255,682 (bersamaan kira-kira RM80.5 juta) seiringan dengan Cadangan Penyenaraian AJ Auto yang selesai pada 30 September 2001, akan dilunaskan sepenuhnya dengan terbitan 149,022,728 saham biasa baru bernilai SGD0.25 setiap satu dalam LAP pada par bersama dengan 149,022,728 waran boleh cerai bebas LAP kepada AMBV tertakluk kepada LAP membayar semula pinjaman tertunggak berjumlah Rmb20 juta (bersamaan anggaran RM9.1 juta) hutang ATE kepada Anhui Jianghuai Automotive Group Co Ltd.

c. Perjanjian pengedaran bertarikh 10 Mei 1995 yang dimeterai di antara Syarikat dan AMSB, berhubung dengan perlantikan Syarikat sebagai pengedar produk-produk besi keluli keluaran AMSB telah ditamatkan berkuatkuasa 1 Oktober 2001.

d. Syarikat telah melengkapkan pelupusan 51% kepentingan ekuiti dalam LSM dan SAM setiap satu kepada Suzuki Motor Corporation ("SMC") untuk balasan tunai berjumlah RM1,227,789 dan RM26,682,706 setiap satu. Baki kepentingan ekuiti Syarikat dalam setiap syarikat yang di sebutkan itu berjumlah 49%.

e. Pada 30 Julai 2002, ATE telah memeterai satu perjanjian jual beli bersyarat antara lain dengan Tri-Ring Group Co ("Tri-Ring") dan Wuhan Fortune Industry Co Ltd untuk :

   i. pelupusan keseluruhan 50% kepentingan ekuiti ATE dalam Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") kepada Tri-Ring untuk balasan tunai berjumlah Rmb1 (bersamaan anggaran RM0.46); dan

   ii. pelunasan pendahuluan antara syarikat daripada ATE kepada Wuhan Fortune berjumlah Rmb167.56 juta (bersamaan anggaran kira-kira RM76.93 juta) ("Pendahuluan Antara Syarikat") untuk balasan tunai berjumlah Rmb94.66 juta (bersamaan anggaran RM43.46 juta) dibayar oleh Tri-Ring dan dikecualikan daripada faedah ke atas Pendahuluan Antara Syarikat berjumlah Rmb70.82 juta (bersamaan anggaran RM32.51 juta)

TINJAUAN OPERASI

Bahagian Pengedaran Besi Keluli

Dengan tamatnya Perjanjian Pengedaran yang dimeterai antara Syarikat dan AMSB, aktiviti utama Syarikat iaitu jualan dan pengedaran produk-produk besi keluli berakhir pada 1 Oktober 2001. Sehubungan itu, segmen perdagangan besi keluli melaporkan keputusan operasi bagi tempoh tiga bulan mulai Julai 2001 sehingga September 2001.

Bahagian Motorsikal

Rangkaian motorsikal di bawah jenama "Suzuki" menguasai kira-kira 9% bahagian pasaran tempatan, selepas Modenas, Honda dan Yamaha. Skuter Suzuki kita terus menikmati penerimaan pasaran yang memuaskan. Dengan selesainya pelupusan 51% kepentingan equiti masing-masing dalam LSM dan SAM kepada SMC, Kumpulan menjangka akan dapat meraih faedah daripada teknologi SMC dan menerokai pasaran-pasaran yang baru.

Perniagaan motosikal di China, menerusi Nanjing Jincheng Machinery Co Ltd ("NJ"), syarikat sekutu 47.7%, terus menghadapi cabaran sengit daripada lain-lain pengeluar, baik tempatan mahupun dari luar negara. Sedang pengeluar tempatan bersaing sesama sendiri dengan menawarkan potongan harga, para pengeluar asing dengan rekabentuk model dan teknologi yang unggul, semakin mendapat sambutan di pasaran China. Dengan faktor-faktor tersebut, NJ hanya mencatat jumlah jualan yang lebih rendah sebanyak 329,021 unit berbanding 375,643 unit pada tahun sebelumnya.

Syarikat terus mengekalkan strategi pemasarannya dan berkembang secara agresif dengan mengukuhkan rangkaian pengedaran dan meluaskan pasaran-pasaran baru yang berpotensi.

Bahagian Motor

Bahagian menerusi Lion Suzuki Motor Sdn Bhd ("Lion Suzuki Motor") mencatat perolehan lebih tinggi berjumlah RM62.0 juta pada tahun kewangan berakhir 30 Jun 2002 berbanding RM54.6 juta pada tahun sebelumnya. Peningkatan ini hasil dari kejayaan pelancaran Suzuki E-RV baru, kenderaan tujuh penumpang, 1300 cc dan pemanduan transmisi automatik pada September 2001. Kenderaan pelbagai guna ini telah diberi perletakan harga berpatutan untuk menghadapi pesaing utama di pasaran. Lion Suzuki Motor mengorak langkah berterusan untuk meningkatkan kesedaran terhadap imej jenama "Suzuki" menerusi kegiatan promosi yang aktif dan juga meningkatkan kualiti perkhidmatan pelanggan.

Bahagian Tayar

Sejajar dengan kemasukan China ke Organisasi Perdagangan Dunia, kerajaan China telah mengumumkan penurunan tarif import untuk kenderaan bermotor sebanyak 35% pada bulan Januari 2002. Tarif import dijangka akan dikurangkan lagi supaya industri automotif menjadi liberal sepenuhnya menjelang 2006. Keadaan pasaran yang memuaskan akan lebih mempengaruhi dan menarik pelaburan asing ke dalam industri automotif dan pada masa yang sama meningkatkan permintaan tayar.

Operasi tayar di China di bawah Dong Feng Lion Tyre Co Ltd mencatat kenaikan perolehan 17% pada tahun kewangan yang ditinjau. Prestasi yang lebih baik ini adalah hasil daripada usaha Kumpulan dalam memulihkan kembali syarikat. Antara langkah yang diambil termasuklah mengubah bahagian-bahagian utama pengurusan, merasionalisasikan gabungan produk dan pemulihan operasi menerusi kedudukan bahagian teknikal, kejuruteraan, pemasaran dan pengeluaran.

DIVIDEN

Memandangkan suasana perniagaan semasa dan prestasi keseluruhan Kumpulan, Lembaga Pengarah tidak mengesyorkan sebarang dividen untuk tahun kewangan berakhir 30 Jun 2002.

PROSPEK

Perlaksanaan cadangan SPSSK dijangka akan meletakkan Kumpulan pada kedudukan kewangan yang lebih kukuh untuk menghadapi cabaran akan datang.

Perkembangan ekonomi China dijangka kekal manakala ekonomi Malaysia dijangka berkembang pada kadar sederhana. Tertakluk kepada perkara-perkara yang tidak diduga, para Pengarah menjangkakan prestasi Kumpulan akan pulih pada tahun kewangan akan datang.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin merakamkan ucapan terima kasih kepada Kerajaan Malaysia, para pembiaya, sekutu perniagaan, pelanggan yang dihargai dan pemegang saham atas sokongan dan keyakinan mereka yang berterusan kepada Kumpulan. Saya juga ingin mengucapkan terima kasih kepada pihak pengurusan dan kakitangan Angkasa Marketing Berhad atas usaha gigih, iltizam, dedikasi dan sumbangan mereka kepada Kumpulan di sepanjang tahun yang mencabar ini.

Akhir kata, saya ingin mengucapkan ribuan terima kasih kepada para Pengarah atas sokongan dan nasihat mereka yang tidak ternilai di sepanjang tahun.

TAN SRI WILLIAM H.J. CHENG
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors of Angkasa Marketing Berhad, I am pleased to present to you the Annual Report and Audited Financial Statements for the Group and the Company for the financial year ended 30 June 2002.

FINANCIAL PERFORMANCE

The Malaysian economy was faced with new challenges and uncertainties brought about by the global economic downturn arising from the September 11 incident in the United States. However, prompt fiscal stimulus and monetary policies undertaken by the Malaysian Government has to a large extent prevented the economy from going into a contraction. Instead, the Malaysian economy showed resilience and recorded a moderate growth of 0.4% in GDP in the year 2001. The operating environment under which the Group's businesses are conducted however, remains difficult.

For the year under review, the Group registered a lower revenue of RM739.6 million representing a 43% decrease over the previous year. This was mainly attributable to the termination of the steel distributorship agreement with Amsteel Mills Sdn Bhd ("AMSB"), a related company of the Company, with effect from 1 October 2001 and the divestment of 51% equity interest in each of Suzuki Assemblers Malaysia Sdn Bhd ("SAM") and Lion Suzuki Marketing Sdn Bhd ("LSM") on 16 May 2002. The Group's operations in China, however, reported a 16.1% increase in revenue over the previous year, with higher contribution achieved by the tyre division.

Loss before tax for the year was higher at RM260.7 million as against RM221.3 million previously due to assets write down in respect of our operations in China as well as further provisions arising out of the Proposed Group Wide Restructuring Scheme ("Proposed GWRS").

CORPORATE DEVELOPMENTS

a) The Company had obtained the approval of Bank Negara Malaysia, Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry and the Scheme Creditors of the Company for its Proposed GWRS.

   Full details of the Proposed GWRS are set out on pages 74 and 75 of this Annual Report.

b) As reported in the previous financial year:

   (I) AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of the Company, had entered into a conditional share subscription agreement (as amended by a supplemental subscription agreement) with Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMBV, and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000; and

   (II) AMBV had entered into a conditional sale and purchase agreement with TSWC and Lion Asiapac Limited ("LAP") (as amended by supplemental agreements) to dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration of ("Sale Consideration"):

      (i) SGD15,383,527 (equivalent to approximately RM33.2 million); or

      (ii) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("Proposed Listing of AJ Auto") is completed by 30 September 2001.

   On 20 November 2001, AMBV, TSWC and LAP had confirmed the Sale Consideration at SGD37,255,682 (equivalent to approximately RM80.5 million) pursuant to the completion of the Proposed Listing of AJ Auto by 30 September 2001, to be wholly satisfied by LAP with the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd.

(c) The Distributorship Agreement dated 10 May 1995 entered into between the Company and AMSB, in respect of the appointment of the Company as the distributor of the steel products manufactured by AMSB had been terminated with effect from 1 October 2001.

(d) The Company completed the disposal of 51% equity interest in each of LSM and SAM to Suzuki Motor Corporation ("SMC") for a cash consideration of RM1,227,789 and RM26,682,706 respectively. The remaining equity interest of the Company in each of the said companies is 49%.

(e) ATE had on 30 July 2002 entered into a conditional sale and purchase agreement with amongst others, Tri-Ring Group Co ("Tri-Ring") and Wuhan Fortune Industry Co Ltd for:

    (i) the disposal by ATE of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

    (ii) the settlement of inter-company advances from ATE to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) ("Inter-company Advances") for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring and the waiver of the interest on the Inter-company Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

REVIEW OF OPERATIONS

Steel Trading Division

The principal activity of the Company which is the sale and distribution of steel products ceased on 1 October 2001 upon termination of the Distributorship Agreement entered between the Company and AMSB. Accordingly, the financial results reported under the steel trading segment represents three months operations from July 2001 to September 2001.

Motorcycle Division

The range of motorcycles under the "Suzuki" brand name secured approximately 9% of the total domestic market share, after Modenas, Honda and Yamaha. Our Suzuki scooter continues to meet with favourable market acceptance. With the completion of the disposal of 51% equity interest in each of LSM and SAM to SMC, the Group is expected to benefit from SMC's technology and access to new regional markets.

Our motorcycle business in China through Nanjing Jincheng Machinery Co Ltd ("NJ"), a 47.7% associated company, continues to face stiff challenges from other manufacturers, both local and foreign. Whilst local manufacturers compete amongst themselves via price undercutting, foreign top-class manufacturers with their superior model design and technology are fast gaining ground in capturing a larger slice of the huge China market. Arising out of this scenario, NJ recorded a lower sales volume of 329,021 units as compared to 375,643 units in the preceding financial year.

The company will continue to maintain its aggressive marketing and growth strategy by strengthening its retail network and developing potential new market.

Motor Division

The division through Lion Suzuki Motor Sdn Bhd ("Lion Suzuki Motor") recorded a higher revenue of RM62.0 million in the financial year ended 30 June 2002 as compared to RM54.6 million in the preceeding year. The increase was due to the successful launching of the new Suzuki E-RV, a 1300cc automatic-drive seven-seater passenger carry van in September 2001. The new multi-purpose vehicle has been competitively priced in order to compete with other major competitors in the market. Continued efforts have been carried out by Lion Suzuki Motor to enhance the "Suzuki" brand image awareness through increased promotion and upgrading the quality of its customer service.

Tyre Division

Subsequent to China's entry into the World Trade Organisation, the Chinese Government had announced a reduction in import tariffs for motor vehicles by 35% in January 2002. Import tariffs are forecasted to be reduced further in anticipation of a full liberalisation of the automotive industry by the year 2006. The favourable market conditions will further encourage and attract foreign investments into the automotive industry thereby boosting the demand for tyres.

Our tyre operation in China under Dong Feng Lion Tyre Co Ltd registered a 17% increase in revenue for the financial year under review. The improvement in performance was mainly due to the Group's efforts to turn around the company. Steps taken included changes in all key areas of management, product mix rationalisation and operational improvement covering areas of technical, engineering, marketing and production.

DIVIDEND

In view of the current business environment and the overall Group performance, the Board does not recommend any dividend for the financial year ended 30 June 2002.

PROSPECTS

The implementation of the Proposed GWRS is expected to place the Group on a stronger financial footing to face the challenges ahead.

The strong economic growth in China is expected to be maintained whilst the Malaysian economy is forecasted to grow at a moderate pace. As such, barring unforeseen circumstances, the Directors expect the Group's performance for the coming financial year to improve.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to record our appreciation to the Malaysian Government, financiers, business associates, valued customers and shareholders for their continued support and confidence in the Group.

I would also like to thank the management and staff of Angkasa Marketing Berhad and the operating companies for their hard work, commitment, dedication and contributions to the Group throughout another challenging year.

Last but not least, I would like to thank my fellow Directors for their invaluable support and advice throughout the year.

TAN SRI WILLIAM H.J. CHENG
Chairman

主席报告

我谨代表 Angkasa Marketing Berhad 董事部，欣然提呈本集团和本公司截至2002年6月30日为止的会计年度之常年报告和经审核财务报告。

财务表现

随着美国的911事件，全球经济走下坡，使马来西亚经济面对新挑战和位于不肯定的情况。不过，马来西亚政府及时采取财政刺激和货币政策，在很大程度上阻止我国经济收缩。相反的，马来西亚经济显示出活力，在2001年度，国内总生产取得0.4%的成长。不过，本集团仍然面对困难的营业环境。

在本会计年度，本集团的收入减少，达7亿3,960万零吉，比上 一个会计年度少43% 。这主要是由于本公司在2001年10月1日，终止了和Amsteel Mills Sdn Bhd ("AMSB") 的钢铁分销合约，以及在2002年5月16日，脱售Suzuki Assemblers Malaysia Sdn Bhd ("SAM") 以及Lion Suzuki Marketing Sdn Bhd ("LSM") 各51% 的股权。不过，本集团在中国的业务之收入，比上一个会计年度增加了16.1% ，主要是由于轮胎部门收入增加。

在本会计年度，税前亏损增加到2亿6,070万零吉，而上一年度的亏损是2亿2,130万零吉，主要是由于把我们在中国的业务之资产的估值降低，以及根据建议中的集团重组计划(以下简称重组计划)拨出更多准备金。

企业发展

(a) 本公司建议中的重组计划，已经获得马来西亚中央银行、证券委员会、外资委员会、国际贸易和工业部以及参与重组计划公司的债权人批准。

建议中的重组计划之详情，在常年报告的第74页至75页列出。

(b) 正如上一个会计年度所报告:

(I) 本公司完全拥有的子公司 AMB Venture Sdn Bhd ("AMBV")和Angkasa Transport Equipment Sdn Bhd ("ATE")，由AMBV完全拥有的子公司)以及丹斯里钟廷森签订一份有条件认购股权合约(由一份附加认购股权合约修正)。在合约之下，丹斯里钟廷森将认购ATE的2,530,000股，每股1.00零吉的普通股(相等于ATE扩大后的股份资本的9.19%)，总认购价格是大约3,365,000零吉; 以及

(II) AMBV 和丹斯里钟廷森以及 Lion Asiapac Limited (LAP) 缔结一份有条件买卖合约(由附加合约修正)。在合约之下，AMBV将把它在ATE的25,000,000股，每股1.00零吉的普通股(等于ATE扩大后的股份资本的大约90.81%)出售给LAP，代价如下:

(i) 新币15,383,527元 (相等于约3,320万零吉); 或是

(ii) 如果安徽江淮汽车底盘股份有限公司(AJ Auto) 建议中的挂牌上市在2001年9月30日之前完成，则代价是新币38,666,795元(相等于约8,350万零吉)。

随着AJ Auto 建议中的挂牌上市在2001年9月30日之前完成，在2001年11月20日，AMBV、丹斯里钟廷森和LAP 确定售卖代价为新币37,255,682元(相等于约8,050万零吉)以LAP发行的149,022,728股(每股票面价格新币0.25元的新普通股)连同149,022,728单位可自由分拆的LAP凭单支付，依条件LAP必须摊还ATE欠给安徽江淮汽车集团有限公司的人民币2,000万元(相等于约910万零吉)的贷款。

(c) 本公司在1995年5月10日和AMSB签订委任本公司经销AMSB所生产的钢铁产品的合约，在2001年10月1日终止。

(d) 本公司完成了把在LSM和SAM的各51% 股权脱售给Suzuki Motor Corporation (SMC) 的交易，现金代价分别是1,227,789零吉和26,682,706零吉。本公司在LSM和SAM的股权，分别只剩下49% 。

(e) ATE 在2002年7月30日，与其中的合约公司， Tri-Ring Group Co (Tri-Ring) 和 Wuhan Fortune Industry Co Ltd 签署有条件买卖合约，条件如下:

(i) ATE 把它在武汉富诚汽车有限公司(Wuhan Fortune) 的全部50% 股权，以人民币1元(约0.46零吉)脱售给Tri-Ring; 以及

(ii) 解决 ATE 给予 Wuhan Fortune 公司之间的预付，总额1亿6,756万人民币(约等于7,693万零吉)，解决办法是由 Tri-Ring 付出现金9,466万人民币(约等于4,346万零吉)，及取消公司之间的预付之利息相等于7,082万人民币(约等于3,251万零吉)。

业务检讨

钢铁贸易部

本公司的主要活动是销售和分销钢铁产品，随着本公司和AMSB之间的分销合约在2001年10月1日终止，这方面的业务也结束。这样一来，本报告中有关钢铁贸易部份的业绩只代表三个月的业务，即从2001年7月至2001年9月。

摩多西卡部

"铃木"牌(Suzuki)之下的各种款式摩多西卡，占了本地市场的大约9%，仅次于Modenas, Honda及Yamaha。我们的铃木史古打继续获得市场良好的反应。随着本集团完成把在LSM及SAM的各51%股权脱售给SMC，预料本集团将会从SMC的工艺中受惠以及进入本区域新市场。

我们在中国的摩多西卡业务通过本集团47.7%股权的联号南京金城机械有限公司(南京金城)，继续面对中国国内外的其他厂商的激烈竞争。中国国内的厂商通过削价彼此竞争，国外的高档厂商，通过优越的款式设计和工艺，正在迅速夺取中国更大份额的庞大市场。在这种形势之下，南京金城的销售量减少至329,021辆，而上一个会计年度是375,643辆。

南京金城将继续保持积极的行销与成长策略通过加强零售网和开发有潜质的新市场。

汽车部

这个部门通过 Lion Suzuki Motor Sdn Bhd (Lion Suzuki Motor)，在2002年6月30日结束的会计年度内取得更高的收入共6,200万零吉；上一个年度的收入是5,460万零吉。这种增加主要是由于在2001年9月成功推出新款的 Suzuki E-RV，这是1,300c.c、自动牙、有7个座位的客货车。这种多用途车辆标价于具竞争性的价格以便和市场上的主要竞争者竞争。Lion Suzuki Motor 不断的加强促销和提升其客户服务的素质以提高顾客对"Suzuki"品牌形象的意识。

轮胎部

随着中国加入世界贸易组织，中国政府在2002年1月宣布把车辆的入口关税削减35%。预料在2006年之前，中国的汽车工业将全面自由化，入口关税预料将进一步降低。有利的市场条件，将进一步鼓励和吸引外资进入汽车工业，从而刺激对轮胎的需求。

我们通过东风金狮轮胎有限公司在中国经营的轮胎业务，在本会计年度的收入增加17%。这表现方面的改善，主要是由于本集团致力于使本公司有利可图。所采取的步骤，包括在所有关键性的管理进行改善、使产品组合合理化以及在业务方面的改善，这包括技术、工程、行销及生产等领域。

股息

鉴于目前的商业环境和集团的整体表现，董事部不建议在2002年6月30日结束的会计年度派发股息。

展望

建议中的重组计划，预料将使本集团处于更坚强的财务地位，以面对未来的挑战。

中国强劲的经济成长预料将会持续，而马来西亚的经济预期会有中度的成长。在这种情况下，除非出现预料不到的情况，董事部预测，本集团在下一个会计年度的表现将有所改善。

鸣谢

我谨代表董事部，感谢马来西亚政府、融资机构、商业伙伴、尊贵的客户以及股东们继续支持本集团和对我们的信心。

我也要感谢Angkasa Marketing Berhad及其属下公司的管理层和职员对本集团的献身精神和忠心，使本集团度过另一个充满挑战的年头。

最后，我要感谢董事们一年来的支持和提供宝贵意见。

主席
丹斯里钟廷森

FINANCIAL STATEMENTS

2002

For The Financial Year Ended 30 June 2002

DIRECTORS' REPORT

The Directors hereby submit their report and the audited financial statements of the Group and the Company for the financial year ended 30 June 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiary companies are shown in Note 13 to the financial statements.

During the financial year, the Company ceased its activity in the sale and distribution of steel products. There have been no significant changes in the activities of the subsidiary companies during the financial year.

FINANCIAL RESULTS

	GROUP RM'000	COMPANY RM'000
Loss after taxation	(260,542)	(69,608)
Loss attributable to minority interests	39,274	-
Loss attributable to shareholders of the Company	(221,268)	(69,608)

DIVIDEND

The Directors do not recommend any dividend for the financial year ended 30 June 2002.

The Company has paid a first and final dividend of 0.1 sen per share (less 28% income tax) in respect of the financial year ended 30 June 2001 and included in the previous Directors' report amounting to RM106,165.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the notes to the financial statements.

DIRECTORS

The Directors who have served since the date of the last report are:

Jen (B) Tan Sri Dato' Zain Hashim	(Retired on 11.12.2001)
Tan Sri William H.J. Cheng	
Phang Wai Yeen	(Appointed on 1.11.2001)
Ngan Yow Chong	(Appointed on 1.11.2001)
Tan Sri Dato' Jaffar bin Abdul	
Datuk Cheng Yong Kim	
Dato' Haji Hashim bin Saad	
Eow Kwan Hoong	

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Datuk Cheng Yong Kim and Y. Bhg. Dato' Haji Hashim bin Saad retire by rotation and being eligible offer themselves for re-election.

Y. Bhg. Tan Sri Dato' Jaffar bin Abdul, being the age of seventy years, retires pursuant to Section 129(2) of the Companies Act, 1965 and seeks re-appointment as Director under the provision of Section 129(6) of the said Act to hold office until the next annual general meeting.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed as Directors' remuneration in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member or with a company in which a Director has a substantial financial interest save and except for benefit which may be deemed to have arisen by virtue of transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 29 to the financial statements.

Neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

The Directors' interests in shares in the Company are as follows:

	Number of ordinary shares			
	As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Direct interest in shares				
Tan Sri William H.J. Cheng	20,000	-	-	20,000
Datuk Cheng Yong Kim	205,650	-	-	205,650

	Number of ordinary shares			
	As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Indirect interest in shares				
Tan Sri William H.J. Cheng	87,892,150	-	-	87,892,150
Datuk Cheng Yong Kim	87,799,350	-	-	87,799,350

The Directors' interests in shares in related companies are as follows:

Direct interest in shares

	Nominal value per ordinary share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Tan Sri William H.J. Cheng					
Lion Land Berhad	RM1.00	1,680	-	-	1,680
Datuk Cheng Yong Kim					
Amsteel Corporation Berhad	RM0.50	435,000	-	-	435,000
Lion Land Berhad	RM1.00	591,586	-	-	591,586
Silverstone Berhad	RM1.00	1,579,260	-	-	1,579,260
Eow Kwan Hoong					
Silverstone Berhad	RM1.00	96,000	-	-	96,000

	Nominal value per ordinary share	As at 1.11.2001	Number of shares Additions	Disposals	As at 30.6.2002
Phang Wai Yeen					
Silverstone Berhad	RM1.00	994,196	-	-	994,196

Indirect interest in shares	Nominal value per ordinary share	As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Akurjaya Sdn Bhd	RM1.00	63,500,000	-	-	63,500,000
Ambang Maju Sdn Bhd	RM1.00	70,000	-	-	70,000
Amsteel Securities (M) Sdn Bhd	RM1.00	155,000,000	-	-	155,000,000
Avenel Sdn Bhd	RM1.00	100,000,000	-	-	100,000,000
Ayer Keroh Resort Sdn Bhd	RM1.00	20,000,000	-	-	20,000,000
Bungawang Sdn Berhad	RM1.00	25,000	-	-	25,000
Chocolate Products (Malaysia) Berhad	RM0.50	232,425,501	-	409,000	232,016,501
Crystavel Sdn Bhd	RM1.00	998	-	-	998
Davids Warehousing Sdn Bhd (under voluntary liquidation)	RM1.00	4,080,000	-	-	4,080,000
Dwiwater Sdn Bhd	RM1.00	5,252	-	-	5,252
Hiap Joo Chong Realty Sdn Bhd	RM1.00	1,000,000	-	-	1,000,000
Kobayashi Optical Sdn Bhd	RM1.00	700,000	-	-	700,000
Lion Mahkota Parade Sdn Bhd	RM1.00	1,000,000	-	-	1,000,000
Lion Mutiara Parade Sdn Bhd	RM1.00	6,000,000	-	-	6,000,000
Lion Plantations Sdn Bhd	RM1.00	8,000,000	-	-	8,000,000
Lion Seremban Parade Sdn Bhd	RM1.00	7,000	-	-	7,000
LLB Damai Holdings Sdn Bhd	RM1.00	4,315,385	507,692	-	4,823,077
LLB Enterprise Sdn Bhd	RM1.00	690,000	-	-	690,000
LLB Strategic Holdings Berhad	RM1.00	4,050,000	-	-	4,050,000
Marvenel Sdn Bhd	RM1.00	100	-	-	100
Ototek Sdn Bhd	RM1.00	1,050,000	-	-	1,050,000
Posim Berhad	RM1.00	178,488,171	-	386,000	178,102,171
Sabah Forest Industries Sdn Bhd					
- ordinary shares Class 'A'	RM1.00	752,532,412	-	-	752,532,412
- ordinary shares Class 'B'	RM0.10	7,525,324,120	-	-	7,525,324,120
Salient Care Sdn Bhd	RM1.00	1,400,000	-	-	1,400,000
Secom (Malaysia) Sdn Bhd	RM1.00	5,100,000	-	-	5,100,000
Soga Sdn Bhd	RM1.00	4,332,078	-	-	4,332,078
Steelcorp Sdn Bhd	RM1.00	99,750	-	-	99,750
Visionwell Sdn Bhd	RM1.00	16,000,000	-	-	16,000,000
Chocolate Investment Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Cornelian Star (S) Pte Ltd	SGD1.00	100	-	-	100
Holdsworth Investment Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Lion Asia Investment Pte Ltd	SGD1.00	27,225,000	-	-	27,225,000
Lion Biotech Pte Ltd	SGD1.00	1,000,000	-	-	1,000,000
Lion Rubber Industries Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Masoni Investment Pte Ltd	SGD1.00	9,500,000	-	-	9,500,000
Parkson Glomart Pte Ltd	SGD1.00	1,000,000	-	-	1,000,000
Parkson Investment Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Parkson Management Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Parkson Supplies Pte Ltd	SGD1.00	100	-	-	100
Parkson Venture Pte Ltd	SGD1.00	14,800,000	-	-	14,800,000
Willet Investment Pte Ltd	SGD1.00	45,954,450	-	-	45,954,450
P T Amsteel Securities Indonesia	Rp1,000	9,350,000	-	-	9,350,000
P T Kebunaria	Rp1million	14,000	-	-	14,000
Hamba Research & Development Co Ltd	NT$10.00	980,000	-	-	980,000

	Nominal value per preference share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Indirect interest in shares					
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Lion Mahkota Parade Sdn Bhd	RM0.01	400,000	-	-	400,000
Lion Mutiara Parade Sdn Bhd	RM0.01	8,400,000	-	-	8,400,000

	Nominal value per deferred share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	-	-	146,000,000

Investments in China	Currency	As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Beijing Future Century E-business Co Ltd	Rmb	600,000	-	-	600,000
Beijing Parkson Light Industry Development Co Ltd	USD	12,700,000	-	-	12,700,000
Beijing Trostel Property Development Co Ltd	USD	6,650,000	-	-	6,650,000
Beijing Vochelle Foodstuff Co Ltd	USD	3,080,000	-	-	3,080,000
Chongqing Wang Yu Parkson Plaza Co Ltd	Rmb	14,000,000	-	-	14,000,000
Dalian Tianhe Parkson Shopping Center Co Ltd	Rmb	60,000,000	-	-	60,000,000
Dong Feng Lion Tyre Co Ltd	Rmb	247,638,417	-	-	247,638,417
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	USD	2,313,982	-	-	2,313,982
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	Rmb	45,416,040	-	-	45,416,040
Hubei Jinlongquan Brewery Co Ltd	USD	17,988,000	-	-	17,988,000
Hubei Lion Brewery Co Ltd	USD	17,993,990	-	-	17,993,990
Hunan DEbier Brewery Co Ltd	Rmb	132,000,000	-	-	132,000,000
Jiangsu DEbier Brewery Co Ltd	USD	6,625,001	-	-	6,625,001
Jilin Motor City Park Hotel Co Ltd	Rmb	60,000,000	-	-	60,000,000
Jinlongquan Brewery (Xiaogan) Co Ltd	Rmb	10,000,000	-	-	10,000,000
Lion Brewing Group Co Ltd	USD	12,677,000	-	-	12,677,000
Mianyang Fulin Parkson Plaza Co Ltd	Rmb	15,000,000	-	-	15,000,000
Nanjing Jingyi Casting Co Ltd	USD	6,750,000	-	-	6,750,000
Pingyang Lion Beer Co Ltd	USD	2,585,000	-	-	2,585,000
Shandong DEbier Brewery Co Ltd	Rmb	36,000,000	-	-	36,000,000
Shanghai Lion Food Industry Co Ltd	USD	14,068,200	-	-	14,068,200
Shanghai Lion Plastic Industrial Co Ltd	USD	3,690,000	-	-	3,690,000
Sichuan Hezheng Parkson Plaza Co Ltd	USD	4,168,645	-	-	4,168,645
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	-	-	5,000,000
Tianjin Hua Shi Auto Meter Co Ltd	USD	10,878,944	-	-	10,878,944

Indirect interest in shares

	Currency	As at 1.7.2001	Additions	Disposals	As at 30.6.2002
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Investments in China					
Wuhan Fortune Motor Co Ltd	USD	6,000,000	-	-	6,000,000
Wuxi Puhua Electroplating Co Ltd	USD	1,225,000	-	-	1,225,000
Wuxi Sanyang Parkson Plaza Co Ltd	USD	10,839,396	-	-	10,839,396
Wuxi Top Absorber Co Ltd	USD	6,600,000	-	-	6,600,000
Xian Lucky King Parkson Plaza Co Ltd	Rmb	16,579,917	-	-	16,579,917
Yangzhou Parkson Plaza Co Ltd	USD	4,281,843	-	-	4,281,843
Zhu Zhou DEbier Brewery Co Ltd	Rmb	81,158,427	-	-	81,158,427

Indirect interest in shares

	Nominal value per ordinary share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Tan Sri William H.J. Cheng					
Amsteel Corporation Berhad	RM0.50	471,511,886	-	4,794,000	466,717,886
Lion Land Berhad	RM1.00	343,083,285	-	904,000	342,179,285
Silverstone Berhad	RM1.00	149,903,535	-	161,070	149,742,465
Brewood Investment Pte Ltd	SGD1.00	100	-	-	100
Croydon Investment Pte Ltd	SGD1.00	100	-	-	100
Dawson Investment Pte Ltd	SGD1.00	100	-	-	100
Farringdon Investment Pte Ltd	SGD1.00	100	-	-	100
Limerick Investment Pte Ltd	SGD1.00	100	-	-	100
Lion Jianmin Pte Ltd	SGD1.00	1,000	-	-	1,000
Silverstone Tyre (S) Pte Ltd	SGD1.00	31,750,100	-	-	31,750,100

	Nominal value per preference share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Hy-Line Berhad	RM1,000	2,505	11	21	2,495

	Nominal value per ordinary share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Datuk Cheng Yong Kim					
Amsteel Corporation Berhad	RM0.50	453,693,826	-	3,095,000	450,598,826
Lion Land Berhad	RM1.00	330,159,407	-	904,000	329,255,407
Silverstone Berhad	RM1.00	149,228,512	-	161,070	149,067,442
Brewood Investment Pte Ltd	SGD1.00	70	-	-	70
Croydon Investment Pte Ltd	SGD1.00	70	-	-	70
Dawson Investment Pte Ltd	SGD1.00	70	-	-	70
Farringdon Investment Pte Ltd	SGD1.00	70	-	-	70
Limerick Investment Pte Ltd	SGD1.00	70	-	-	70
Lion Jianmin Pte Ltd	SGD1.00	600	-	-	600
Silverstone Tyre (S) Pte Ltd	SGD1.00	25,400,080	-	-	25,400,080

Indirect interest in shares

	Nominal value per preference share	As at 1.7.2001	Number of shares Additions	Disposals	As at 30.6.2002
Datuk Cheng Yong Kim					
Hy-Line Berhad	RM1,000	2,490	11	21	2,480

In addition to the above, the following Directors are deemed to have interests in shares of the related companies, by virtue of the options granted to them pursuant to the respective Executive Share Option Schemes to the extent as follows:

	Options over ordinary shares of RM1.00 each			
	As at 1.11.2001	Granted	Exercised	As at 30.6.2002
Posim Berhad				
Phang Wai Yeen	140,000	-	-	140,000

	Options over ordinary shares of RM1.00 each			
	As at 1.7.2001	Granted	Exercised	As at 30.6.2002
Lion Land Berhad				
Datuk Cheng Yong Kim	175,000	-	-	175,000

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares of the Company or its related companies.

EXECUTIVE SHARE OPTION SCHEME ("ESOS")

The ESOS for the eligible executives and executive Directors of the Group became effective on 16 May 2000 and will expire on 15 May 2005.

The main features of the ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows:

Granted on	Subscription price per share	Balance as at 1.7.2001	Granted	Exercised	Lapsed	No. of shares unissued as at 30.6.2002
24.5.2000	RM1.00	2,054,000	-	-	517,000	1,537,000

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain the action taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records have been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) except as disclosed in the notes to the financial statements, any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

Except as disclosed in the notes to the financial statements, no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the Directors dated 29 October 2002.

TAN SRI WILLIAM H.J. CHENG
Chairman

PHANG WAI YEEN
Managing Director

Kuala Lumpur
29 October 2002

INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	GROUP 2002	GROUP 2001	COMPANY 2002	COMPANY 2001
Amounts in RM'000					
Revenue	4				
- existing continuing operations		**421,514**	364,975	**-**	-
- discontinued operations		**318,051**	931,438	**219,328**	769,244
		739,565	1,296,413	**219,328**	769,244
Other operating income		**27,366**	36,782	**16,106**	34,530
Gain on disposal of subsidiary companies		**13,651**	-	**4,744**	-
Changes in inventories of finished goods and work-in-progress		**21,241**	(25,858)	**-**	-
Purchase of finished goods		**(300,599)**	(805,282)	**(216,608)**	(760,441)
Raw materials and consumables used		**(360,537)**	(380,890)	**-**	-
Staff costs		**(45,669)**	(48,913)	**(3,915)**	(7,246)
Depreciation and amortisation expenses		**(37,704)**	(38,737)	**(1,464)**	(1,741)
Allowances/Provision for losses arising from proposed Group Wide Restructuring Scheme and others	5	**(140,451)**	(100,900)	**(44,407)**	(120,900)
Other operating expenses		**(77,115)**	(73,939)	**(1,010)**	(2,917)
(Loss)/Profit from operations	6				
- existing continuing operations		**(151,630)**	(138,782)	**(29,367)**	(96,609)
- discontinued operations		**(8,622)**	(2,542)	**2,141**	7,138
		(160,252)	(141,324)	**(27,226)**	(89,471)
Finance costs	7	**(83,102)**	(94,663)	**(42,476)**	(58,390)
Loss before share in results of associated companies		**(243,354)**	(235,987)	**(69,702)**	(147,861)
Share in results of associated companies		**(17,422)**	14,657	**-**	-
Loss before taxation		**(260,776)**	(221,330)	**(69,702)**	(147,861)
Taxation	8				
- company and subsidiary companies		**956**	(849)	**94**	320
- associated companies		**(722)**	(3,040)	**-**	-
		234	(3,889)	**94**	320
Loss after taxation		**(260,542)**	(225,219)	**(69,608)**	(147,541)
Loss attributable to minority interests		**39,274**	27,066	**-**	-
Loss attributable to shareholders of the Company		**(221,268)**	(198,153)	**(69,608)**	(147,541)
Loss per share (sen)	11				
- Basic		**150**	134		
- Fully diluted		**150**	134		

The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS

AS AT 30 JUNE 2002

		GROUP		COMPANY	
	Note	2002	2001	2002	2001
Amounts in RM'000					
PROPERTY, PLANT AND EQUIPMENT	12	558,928	677,793	4,599	5,750
SUBSIDIARY COMPANIES	13	-	-	59,064	104,200
ASSOCIATED COMPANIES	14	284,984	368,107	22,242	-
INVESTMENTS	15	41,994	10,477	8,709	8,709
DEFERRED EXPENDITURE	16	1,462	1,648	-	-
GOODWILL ON CONSOLIDATION	17	14,610	21,124	-	-
CURRENT ASSETS					
Inventories	18	143,585	166,517	-	-
Trade and other receivables	19	702,671	696,194	803,003	835,182
Tax recoverable		5,574	15,050	3,840	8,879
Short term deposits with financial institutions	20	112,992	100,523	99,675	84,359
Cash and bank balances		28,565	40,557	204	3,639
		993,387	1,018,841	906,722	932,059
CURRENT LIABILITIES					
Trade and other payables	21	776,465	690,204	381,656	374,430
Short term borrowings	22	1,044,437	1,053,937	484,817	486,801
Tax liabilities		58,667	68,215	-	-
Provisions	23	80,522	65,811	80,522	65,290
		1,960,091	1,878,167	946,995	926,521
NET CURRENT (LIABILITIES)/ASSETS		(966,704)	(859,326)	(40,273)	5,538
		(64,726)	219,823	54,341	124,197
Financed by:					
SHARE CAPITAL	24	147,451	147,451	147,451	147,451
RESERVES	25	(338,455)	(99,416)	(93,747)	(24,033)
SHAREHOLDERS' FUNDS		(191,004)	48,035	53,704	123,418
MINORITY INTERESTS		113,540	152,633	-	-
LONG TERM BORROWINGS	26	12,101	18,369	-	-
DEFERRED LIABILITIES	27	132	180	132	180
DEFERRED TAXATION	28	505	606	505	599
		(64,726)	219,823	54,341	124,197
Net tangible (liabilities)/assets per share (sen)		(140)	17		

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

GROUP

Amounts in RM'000	Note	Share capital	Share premium	Translation reserves	Others	Accumulated losses	Total
Balance at 30 June 2000							
As previously reported		147,451	72,810	98,377	3,559	(90,256)	231,941
Prior year adjustment	9	-	-	-	-	106	106
Restated balance		147,451	72,810	98,377	3,559	(90,150)	232,047
Net loss for the financial year		-	-	-	-	(198,153)	(198,153)
Dividend	10	-	-	-	-	(106)	(106)
Transferred to capital reserve		-	-	-	39	(39)	-
Amortisation of reserve on consolidation		-	-	-	(140)	-	(140)
Translation loss on net equity of foreign subsidiary companies		-	-	(3,863)	-	-	(3,863)
Share in post-acquisition reserves of associated companies		-	-	18,250	-	-	18,250
Net gains/(losses) not recognised in consolidated income statement		-	-	14,387	(140)	-	14,247
Balance at 30 June 2001		147,451	72,810	112,764	3,458	(288,448)	48,035
Balance at 1 July 2001							
As previously reported		147,451	72,810	112,764	3,458	(288,554)	47,929
Prior year adjustment	9	-	-	-	-	106	106
Restated balance		147,451	72,810	112,764	3,458	(288,448)	48,035
Net loss for the financial year		-	-	-	-	(221,268)	(221,268)
Dividend	10	-	-	-	-	(106)	(106)
Transferred to capital reserve		-	-	-	139	(139)	-
Realisation of reserve on disposal of subsidiary companies		-	-	-	(2,426)	-	(2,426)
Allowance for diminution in value of investment in an associated company		-	-	(14,454)	-	-	(14,454)
Amortisation of reserve on consolidation		-	-	-	(124)	-	(124)
Translation loss on net equity of foreign subsidiary companies		-	-	3,059	-	-	3,059
Share in post-acquisition reserves of associated companies		-	-	(3,720)	-	-	(3,720)
Net losses not recognised in consolidated income statement		-	-	(15,115)	(2,550)	-	(17,665)
Balance at 30 June 2002		147,451	72,810	97,649	1,047	(509,961)	(191,004)

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY (Continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

COMPANY

Amounts in RM'000	Note	Share capital	Share premium	Accumulated profit/(loss)	Total
Balance at 30 June 2000					
As previously reported		147,451	72,810	50,698	270,959
Prior year adjustment	9	-	-	106	106
Restated balance		147,451	72,810	50,804	271,065
Net loss for the financial year		-	-	(147,541)	(147,541)
Dividend	10	-	-	(106)	(106)
Balance at 30 June 2001		147,451	72,810	(96,843)	123,418
Balance at 1 July 2001					
As previously reported		147,451	72,810	(96,949)	123,312
Prior year adjustment	9	-	-	106	106
Restated balance		147,451	72,810	(96,843)	123,418
Net loss for the financial year		-	-	(69,608)	(69,608)
Dividend	10	-	-	(106)	(106)
Balance at 30 June 2002		147,451	72,810	(166,557)	53,704

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002	2001
Amounts in RM'000			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss before taxation		**(260,776)**	(221,330)
Adjustments for non-cash items, interests and dividend	33(a)	**267,854**	211,606
Operating profit/(loss) before working capital changes		**7,078**	(9,724)
(Increase)/Decrease in inventories		**(13,554)**	32,056
(Increase)/Decrease in trade and other receivables		**(19,081)**	52,456
Increase in trade and other payables and provisions		**55,501**	8,638
Increase/(Decrease) in amount due to a related company		**6,932**	(24,788)
Cash generated from operations		**36,876**	58,638
Tax (paid)/refunded		**(10,593)**	6,193
Interest paid		**(32,239)**	(25,446)
Interest received		**3,126**	7,217
Net cash (outflow)/inflow from operating activities		**(2,830)**	46,602
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	33(b)	**(11,626)**	(4,461)
Acquisition of an associated company		**-**	(16,865)
Proceeds from disposal of property, plant and equipment		**91**	886
Net cash inflow from disposal of subsidiary companies	33(c)	**19,226**	-
Net cash flow from dilution of investment in a subsidiary company	33(c)	**-**	(5,569)
Net cash flow from acquisition of subsidiary companies	35(a)	**-**	(5)
Dividend received from quoted investments		**-**	2
(Increase)/Decrease in amount due from associated companies		**(15,825)**	2,023
Decrease/(Increase) in amount due from ultimate holding company		**711**	(446)
Decrease in amount due from related companies		**315**	9,268
Net cash outflow from investing activities		**(7,108)**	(15,167)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend paid to shareholders of the Company		**(106)**	(106)
Dividend paid to minority interests		**(114)**	-
Net short term borrowings raised/(repaid)		**7,983**	(47,240)
Term loan raised		**-**	28,545
Repayment of term loans		**(2,741)**	(8,379)
Repayment of hire purchase payables		**(48)**	(357)
Increase/(Decrease) in amount due to related companies		**3,849**	(13,853)
Increase in amount due to associated companies		**812**	6,886
(Decrease)/increase in short term deposits earmarked for bonds redemption		**(12,350)**	7,680
Net cash outflow from financing activities		**(2,715)**	(26,824)
Effects of exchange rate changes on cash and cash equivalents		**25**	(41)
Net (decrease)/increase in cash and cash equivalents		**(12,628)**	4,570
Cash and cash equivalents at beginning of the financial year		**55,096**	50,526
Cash and cash equivalents at end of the financial year	33(d)	**42,468**	55,096

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002	2001
Amounts in RM'000			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss before taxation		(69,702)	(147,861)
Adjustments for non-cash items, interests and dividend	33(a)	67,505	147,831
Operating loss before working capital changes		(2,197)	(30)
Decrease/(Increase) in trade and other receivables		29,638	(3,088)
Increase/(Decrease) in amount due to a related company		6,932	(24,789)
(Decrease)/Increase in trade and other payables		(32,715)	24,368
Cash generated from/(used in) operations		1,658	(3,539)
Tax refunded		5,039	13,280
Interest paid		(89)	(233)
Interest received		2,130	4,468
Net cash inflow from operating activities		8,738	13,976
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	33(b)	(346)	(65)
Subscription for additional shares in subsidiary company		(300)	(13,230)
Proceeds from disposal of property, plant and equipment		25	556
Proceeds from disposal of subsidiary companies		27,893	-
Dividend received from quoted investment		-	1
Decrease in amount due from subsidiary companies		24,872	66,344
(Increase)/Decrease in amount due from associated companies		(39,299)	36
Decrease in amount due from related companies		1,566	2,233
Decrease/(Increase) in amount due from ultimate holding company		248	(25,929)
Net cash inflow from investing activities		14,659	29,946
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend paid to shareholders of the Company		(106)	(106)
Net repayment of short term borrowings		(1,825)	(1,745)
Net repayment of hire purchase liability		(48)	(273)
(Decrease)/Increase in amount due to subsidiary companies		(75)	39,019
Decrease in amount due to related companies		(9,303)	(13,656)
Increase in short term deposits earmarked for bonds redemption		(12,400)	(57,160)
Net cash outflow from financing activities		(23,757)	(33,921)
Net (decrease)/increase in cash and cash equivalents		(360)	10,001
Cash and cash equivalents at beginning of the financial year		3,519	(6,482)
Cash and cash equivalents at end of the financial year	33(d)	3,159	3,519

The accompanying notes form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2002

All amounts in RM'000 unless otherwise stated.

1. GOING CONCERN

The Group incurred a loss after taxation and minority interests of RM221.27 million during the financial year ended 30 June 2002. At that date, current liabilities of the Group exceeded current assets by RM966.70 million. As disclosed in notes 22 and 26 to the financial statements, the Group and the Company have not serviced some of their principal borrowings and interest charges. Certain principal bankers have frozen or withdrawn existing credit facilities of the Group and the Company.

As disclosed in the previous report, the Board of Directors had approved a Group Wide Restructuring Scheme which will involve the restructuring of the Group's and the Company's debts and rationalisation of the Group structure whereby core businesses will be redefined and non-core businesses will be divested ("Proposed GWRS"). In addition, certain subsidiary companies are presently negotiating with their bankers to extend the repayment schedules on existing term loans.

The Company has obtained the approval of its scheme creditors to restructure its debts pursuant to a scheme of arrangement under section 176 (1) of the Companies Act, 1965 and the Directors are of the opinion that the Proposed GWRS will be successfully implemented and the subsidiary companies will be able to obtain extended repayment schedules on existing term loans from their bankers. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the Group and the Company is unable to continue as a going concern.

2. BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention unless otherwise indicated in the note on significant accounting policies.

The financial statements comply with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board (MASB) and the provisions of the Companies Act, 1965.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. Subsidiary companies are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the year are included from the date of acquisition or up to the date of disposal. Intragroup transactions, balances and unrealised gains on transactions are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of the subsidiary companies to ensure consistency of accounting policies with those of the Group.

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its assets.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) GOODWILL AND RESERVE ON CONSOLIDATION

Goodwill or reserve on consolidation represents the difference between the purchase price and the fair value of the net assets of a subsidiary company at the date of acquisition. Goodwill and reserve on consolidation are amortised over a period of twenty five years. Goodwill is written down immediately through the income statement if there is a permanent diminution in value.

(c) ASSOCIATED COMPANIES

Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share in the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition (net of accumulated amortisation) and discount on acquisition, where applicable. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gain on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

(d) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation except for freehold land and capital work-in-progress which are stated at cost.

Freehold land and capital work-in-progress are not amortised. Leasehold land is amortised over the period of the lease.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost of each asset to its residual value over its estimated useful life.

The principal annual depreciation rates used are:

Buildings	50 years
Leasehold land	Over 20 - 50 years
Plant and machinery	5 - 20 years
Moulds and assembly equipment	1 - 5 years
Furniture and equipment	5 - 10 years
Motor vehicles	5 - 10 years

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) DEFERRED EXPENDITURE

Deferred expenditure comprises proprietary technology and patents.

Proprietary technology and patents are stated at cost and are amortised on a straight line basis calculated to write off their cost over the expected period of future benefit which is estimated at 10 to 50 years.

(f) DEFERRED TAXATION

Provision is made, on the liability method, for taxation deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future.

Deferred tax benefits are recognised only if there is a reasonable expectation of their realisation.

(g) INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Cost consists of direct materials, direct labour, direct charges and appropriate production overheads where applicable and is determined on a weighted average basis or by specific identification. Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

(h) INVESTMENTS

Investment in subsidiary and associated companies and other investments are stated at cost and an allowance is made when the Directors are of the opinion that there is a permanent diminution in value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

(i) FOREIGN CURRENCY

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted dates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date. All exchange differences are included in the income statements except for exchange differences on long term loans obtained for acquiring property, plant and equipment which are capitalised until the assets are ready for their intended use.

Assets and liabilities of overseas subsidiary companies, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transaction. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiary companies are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiary companies are treated as assets and liabilities of the Group and translated at exchange rate ruling at the date of the transaction.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The closing rates of exchange of the foreign currencies applicable in the preparation of the financial statements were as follows:

	2002	2001
US Dollar	3.800	3.800
Singapore Dollar	2.1417	2.073
Chinese Renminbi	0.4591	0.4591
Taiwan Dollar	0.1139	0.1103

(j) REVENUE RECOGNITION

Revenue from sale of goods and services rendered are recognised upon delivery of goods and customers acceptance or performance of services net of returns, discounts and allowances.

(k) RECEIVABLES

Specific allowances are made for receivables which have been identified as bad or doubtful. In addition, general allowances are made to cover possible losses which are not specifically identified.

(l) FINANCE LEASE/HIRE PURCHASE

A lease is recognised as finance lease if it transfers substantially to the Group all the risks and rewards incident to ownership. Finance leases are capitalised at the inception of the lease at lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance lease are capitalised and depreciated with the depreciation policy set out in Note 3(d).

(m) CAPITALISATION OF INTEREST

Interest incurred on specific and identifiable borrowings used to acquire plant and machinery is capitalised until the assets are ready for their intended use.

(n) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

(o) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash in hand and at bank, deposits with financial institutions (other than those earmarked for bonds redemption) and bank overdrafts.

4. REVENUE

Revenue of the Group represents the invoiced value of goods sold net of returns and allowances and fees from training courses and other services.

Revenue of the Company represents the invoiced value of goods sold net of returns and allowances.

Analysis of revenue is as follows:

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Sale of goods	**737,942**	1,294,843	**219,328**	769,244
Fees from training courses and other services	**1,623**	1,570	**-**	-
	739,565	1,296,413	**219,328**	769,244

5. ALLOWANCES / PROVISION FOR LOSSES ARISING FROM THE PROPOSED GROUP WIDE RESTRUCTURING SCHEME AND OTHERS

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Allowances/Provision arising from the Proposed GWRS:				
Allowance for doubtful debts on amount due from ultimate holding company	**21,805**	33,520	**11,658**	33,520
Allowance for doubtful debts on amount due from an associated company	**17,115**	-	**17,115**	-
Allowance for doubtful debts on other receivables	**402**	2,090	**402**	2,090
Allowance for diminution in value of an associated company	**-**	-	**-**	20,000
Provision for foreseeable loss on divestment of an associated company (Note 23(a))	**15,232**	65,290	**15,232**	65,290
	54,554	100,900	**44,407**	120,900
Other allowances:				
Allowance for diminution in value of an associated company	**21,475**	-	**-**	-
Allowance for diminution in value of property, plant and equipment arising from the proposed disposal of a subsidiary company	**59,194**	-	**-**	-
Goodwill on consolidation written down arising from the proposed disposal of a subsidiary company	**5,228**	-	**-**	-
	85,897	-	**-**	-
Total	**140,451**	100,900	**44,407**	120,900

6. (LOSS)/PROFIT BEFORE OPERATIONS

(a) (Loss)/profit before operations is arrived at:

	GROUP		COMPANY	
	2002	2001	2002	2001
After charging:				
Depreciation	36,641	37,599	1,464	1,741
Directors' remuneration:				
Fees	103	108	100	100
Other emoluments	152	95	31	95
Benefits in kind	19	19	19	19
Over accrued in prior years	-	(3)	-	-
Auditors' remuneration:				
Current year	159	200	30	28
Under accrued in prior year	-	1	-	-
Rental of land and buildings to:				
Related companies	301	487	-	-
Others	652	644	38	117
Lease rental	-	8	-	-
Allowance for inventories obsolescence	-	758	-	-
Provision for warranty	242	418	-	-
Allowance for doubtful debts	5,823	11,605	-	-
Amortisation of goodwill on consolidation	1,001	1,003	-	-
Amortisation of deferred expenditure	186	275	-	-
Property, plant and equipment written off/down	4,822	601	-	-
Deferred expenditure written off	-	16	-	-
Inventories written off	4,864	788	-	-
Foreign exchange losses - unrealised	-	6,085	-	1,328
Loss on disposal of property, plant and equipment	62	-	8	-
Allowance for diminution in value of unquoted investment	578	-	-	-
And crediting:				
Rental income from:				
Related companies	2,198	2,173	-	-
Associated companies	-	236	-	-
Others	330	297	-	-
Interest income from:				
Ultimate holding company	5,401	11,754	4,937	11,041
Subsidiary companies	-	-	6,191	1,359
Related companies	1,874	8,738	1,435	4,099
Associated company	60	105	60	105
Others	3,194	7,216	2,130	4,468
Gross dividend income from investments:				
Quoted in Malaysia	-	2	-	2
Unquoted subsidiary companies	-	-	534	13,179
Amortisation of reserve on consolidation	124	140	-	-
Gain on disposal of property, plant and equipment	44	306	-	275
Gain on dilution of a subsidiary company	-	187	-	-
Foreign exchange gain - unrealised	2,775	-	819	-
Allowance for doubtful debts written back	217	-	-	-

6. (LOSS)/PROFIT BEFORE OPERATIONS (Continued)

(b) The aggregate amount of emoluments receivable by Directors of the Company during the financial year were as follows:

	GROUP		COMPANY	
	2002	2001	2002	2001
Executive Directors:				
Fees				
Phang Wai Yeen	10	-	7	-
Ngan Yow Chong	7	-	7	-
	17	-	14	-
Salary and bonus				
Phang Wai Yeen	121	-	-	-
Non-executive Directors:				
Fees				
Jen (B) Tan Sri Dato' Zain Hashim	7	18	7	15
Tan Sri William H.J. Cheng	13	15	13	10
Tan Sri Dato' Jaffar bin Abdul	20	20	20	20
Datuk Cheng Yong Kim	10	17	10	17
Dato' Haji Hashim bin Saad	18	18	18	18
Eow Kwan Hoong	18	2	18	2
Haji Mohamad Khalid bin Abdullah	-	9	-	9
Dato' Dr. Lee Chee Kuon	-	9	-	9
	86	108	86	100
Salary				
Jen (B) Tan Sri Dato' Zain Hashim	31	63	31	63
Dato' Dr. Lee Chee Kuon	-	32	-	32
	31	95	31	95
Benefits in kind				
Jen (B) Tan Sri Dato' Zain Hashim	19	19	19	19
Total Directors' remuneration	274	222	150	214

* Jen. (B) Tan Sri Dato' Zain Hashim retired on 11.12.2001.

7. FINANCE COSTS

	GROUP		COMPANY	
	2002	2001	2002	2001
Interest expenses on:				
Subsidiary company balances	-	-	-	271
Related company balances	12,946	13,709	12,897	13,709
Term loan	65,343	71,785	26,121	39,890
Bank overdrafts	160	424	9	14
Others	4,653	8,745	3,449	4,506
	83,102	94,663	42,476	58,390

8. TAXATION

	GROUP		COMPANY	
	2002	2001	2002	2001
Arising in Malaysia:				
Recovery of tax deducted at source on dividend received from subsidiary companies	(1,654)	(5,120)	-	-
Underprovision in prior years	446	5,558	-	1
Deferred taxation	(94)	(321)	(94)	(321)
Share in taxation of associated companies	216	468	-	-
	(1,086)	585	(94)	(320)
Arising outside Malaysia:				
Current year provision	145	1,003	-	-
Over provision in prior years	201	(271)	-	-
Share in taxation of associated companies	506	2,572	-	-
	(234)	3,889	(94)	(320)

Although the Group incurred a loss in the current financial year, it has a tax charge arising primarily on certain profitable associated and subsidiary companies.

9. PRIOR YEAR ADJUSTMENT

In previous years, dividends were accrued as a liability when proposed by Directors. During the financial year, the Group changed its accounting policy on the recognition of liabilities in respect of proposed dividend in compliance with MASB 19, "Events After the Balance Sheet Date", whereby dividend is recognised in shareholders' equity when the obligation to pay is established. Accordingly, the final dividend is included as a liability in the financial statements after the approval of the shareholders at the Annual General Meeting.

This change in accounting policy has been accounted for retrospectively.

9. PRIOR YEAR ADJUSTMENT (Continued)

The effects of the new accounting policy on the financial statements are as follows:

	As previously reported	Effect of change in accounting policy	As restated
Group			
At 1 July 2000			
Accumulated losses	(90,256)	106	(90,150)
At 1 July 2001			
Accumulated losses	(288,554)	106	(288,448)
Proposed dividend	106	(106)	-
Company			
At 1 July 2000			
Retained profit	50,698	106	50,804
At 1 July 2001			
Accumulated losses	(96,949)	106	(96,843)
Proposed dividend	106	(106)	-

10. DIVIDEND

	GROUP AND COMPANY			
	2002		2001	
	Gross dividend per share (sen)	Amount of dividend, net of tax RM'000	Gross dividend per share (sen)	Amount of dividend, net of tax RM'000
First and final dividend	-	-	0.1	106

The first and final dividend of 0.1 sen per share less 28% income tax amounting to RM106,165 in respect of the previous financial year and dealt with in the previous Directors' report was paid by the Company during the financial year.

Upon adoption of MASB 19, "Events After The Balance Sheet Date", the Group and the Company recognise dividend in the financial year when the obligation to make future payment is established. This represents a change in accounting policy from that of prior years as explained in Note 9.

11. LOSS PER SHARE

Basic

Loss per share is calculated by dividing the Group's loss after taxation and minority interests of RM221.27 million (2001: RM198.15 million) by the weighted average number of shares in issue during the financial year of 147.45 million shares (2001: 147.45 million shares).

Fully diluted

The fully diluted loss per share is calculated based on the Group's loss after taxation and minority interests of RM221.27 million (2001: RM198.15 million) by the weighted average number of shares in issue during the financial year of 147.45 million shares (2001: 147.45 million shares). The weighted average number of shares is arrived at without taking into account the number of shares under the Executive Share Option Scheme because the effect on basic loss per share is anti-dilutive.

12. PROPERTY, PLANT AND EQUIPMENT

GROUP	Land and buildings	Plant, machinery, moulds and assembly equipment	Furniture and equipment	Motor vehicles	Capital work-in-progress	Total
COST						
At 1 July 2001	243,335	385,682	34,211	16,681	207,225	887,134
Additions	554	5,532	874	655	4,011	11,626
Disposals	(6)	(15)	(151)	(437)	-	(609)
Disposal of subsidiary companies	(18,332)	(53,338)	(3,219)	(2,481)	-	(77,370)
Exchange differences	-	4	1	-	-	5
Written off/down	(43)	(3,160)	(91)	(719)	(62,822)	(66,835)
Transfers	321	403	(8)	-	(716)	-
At 30 June 2002	225,829	335,108	31,617	13,699	147,698	753,951
ACCUMULATED DEPRECIATION						
At 1 July 2001	40,922	133,764	22,109	12,546	-	209,341
Charge for the financial year	6,877	25,428	2,883	1,453	-	36,641
Disposals	-	(15)	(122)	(363)	-	(500)
Disposal of subsidiary companies	(4,496)	(38,665)	(2,413)	(2,069)	-	(47,643)
Exchange differences	-	2	1	-	-	3
Written off/down	(4)	(2,163)	(80)	(572)	-	(2,819)
At 30 June 2002	43,299	118,351	22,378	10,995	-	195,023
NET BOOK VALUE						
At 30 June 2002	182,530	216,757	9,239	2,704	147,698	558,928
At 30 June 2001	202,413	251,918	12,102	4,135	207,225	677,793
Depreciation charge for the financial year ended 30 June 2001	6,135	26,408	3,356	1,700	-	37,599

12. PROPERTY, PLANT AND EQUIPMENT (Continued)

COMPANY	Freehold land	Motor vehicles	Furniture and equipment	Total
AT COST				
At 1 July 2001	1,218	4,458	10,600	16,276
Additions	-	-	346	346
Disposals	-	(91)	(115)	(206)
At 30 June 2002	1,218	4,367	10,831	16,416
ACCUMULATED DEPRECIATION				
At 1 July 2001	-	3,673	6,853	10,526
Charge for the financial year	-	447	1,017	1,464
Disposals	-	(85)	(88)	(173)
At 30 June 2002	-	4,035	7,782	11,817
NET BOOK VALUE				
At 30 June 2002	1,218	332	3,049	4,599
At 30 June 2001	1,218	785	3,747	5,750
Depreciation charge for the financial year ended 30 June 2001	-	612	1,129	1,741

(a) Analysis of land and buildings are as follows:

GROUP	Freehold land	Long leasehold land	Short leasehold land	Buildings	Total
COST					
At 1 July 2001	16,212	131	42,261	184,731	243,335
Additions	-	-	-	554	554
Disposals	-	-	-	(6)	(6)
Disposal of subsidiary companies	(116)	(131)	(1,220)	(16,865)	(18,332)
Written off/down	-	-	-	(43)	(43)
Transfers	-	-	-	321	321
At 30 June 2002	16,096	-	41,041	168,692	225,829

12. PROPERTY, PLANT AND EQUIPMENT (Continued)

	Freehold land	Long leasehold land	Short leasehold land	Buildings	Total
ACCUMULATED DEPRECIATION					
At 1 July 2001	-	15	3,101	37,806	40,922
Charge for the financial year	-	3	628	6,246	6,877
Disposals of subsidiary companies	-	(18)	(331)	(4,147)	(4,496)
Written off/down	-	-	-	(4)	(4)
At 30 June 2002	-	-	3,398	39,901	43,299
NET BOOK VALUE					
At 30 June 2002	16,096	-	37,643	128,791	182,530
At 30 June 2001	16,212	116	39,160	146,925	202,413
Depreciation charge for the financial year ended 30 June 2001	-	3	628	5,504	6,135

(b) The net book value of property, plant and equipment acquired under hire purchase are as follows:

	2002	2001
GROUP		
Motor vehicles	200	255
COMPANY		
Motor vehicles	200	255

(c) Certain plant, machinery, land and buildings of certain subsidiary companies with a carrying value totalling RM29.29 million (2001: RM39.34 million) have been charged to financial institutions as securities for credit facilities granted to the subsidiary companies.

13. SUBSIDIARY COMPANIES

	COMPANY	
	2002	2001
Unquoted ordinary shares at cost	9,064	54,200
Unquoted preference shares at cost	50,000	50,000
	59,064	104,200

13. SUBSIDIARY COMPANIES (Continued)

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %	Principal Activities
AMB Aerovest Limited*	British Virgin Islands	100	100	# Investment holding
AMB Automobile Pte Ltd*	Singapore	100	100	# Dormant
AMB Engineering Pte Ltd*	Singapore	100	100	# Dormant
AMB Fortune Holdings Pte Ltd*	Singapore	100	100	# Dormant
AMB Harta (L) Limited*	Malaysia	100	-	Treasury business
AMB Harta (M) Sdn Bhd (formerly known as Jaring Gemilang Sdn Bhd)	Malaysia	100	-	Treasury business
AMB Venture Sdn Bhd	Malaysia	100	100	Investment holding
Angkasa Transport Equipment Sdn Bhd	Malaysia	100	100	# Investment holding
Chrome Marketing Sdn Bhd	Malaysia	100	100	# Investment holding
Dong Feng Lion Tyre Co Ltd *	China	55	55	# Manufacture and sale of tyres
Hamba Research & Development Co Ltd *	Taiwan	98	98	Research and development
Innovasi Istimewa Sdn Bhd	Malaysia	100	100	Investment holding
Innovasi Selaras Sdn Bhd	Malaysia	100	100	Investment holding
Lion Rubber Industries Pte Ltd *	Singapore	70	70	# Investment holding
Lion Suzuki Motor Sdn Bhd	Malaysia	100	100	Sale and distribution of "Suzuki" motor vehicles
Lion Tyre Venture Sdn Bhd	Malaysia	100	100	# Investment holding
Nanjing Jingyi Casting Co Ltd *	China	60	60	# Manufacture of motorcycle cast iron parts

13. SUBSIDIARY COMPANIES (Continued)

Name of Company	Country of Incorporation	Holding in Equity 2002	Holding in Equity 2001		Principal Activities
Otomotif Malaysia Sendirian Berhad	Malaysia	-	100	#	Manufacture of motorcycle parts and accessories
Range Grove Sdn Bhd	Malaysia	100	100	#	Investment holding
Seintasi Sdn Bhd	Malaysia	100	100	#	Investment holding
Silverstone Tyre (S) Pte Ltd *	Singapore	80	80	#	Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	Malaysia	100	100		Provision of training services
Willet Investment Pte Ltd *	Singapore	70	70	#	Investment holding
Wuhan Fortune Motor Co Ltd *	China	50	50	#	Manufacture of light trucks and buses
Wuxi Top Absorber Co Ltd *	China	55	55	#	Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd *	China	70	70	#	Electroplating of motorcycle absorbers

Note: * *Financial statements of subsidiary companies as at 30 June 2002 not audited by Ong Boon Bah & Co.*
\# *Holding in equity by subsidiary companies*

The Group has the power to control Wuhan Fortune Motor Co Ltd's ("WFMC") financial and operating policies so as to obtain benefits from their activities and accordingly WFMC is treated as a subsidiary company.

14. ASSOCIATED COMPANIES

	GROUP 2002	GROUP 2001	COMPANY 2002	COMPANY 2001
Unquoted investments - at cost (less accumulated amortisation of premium on acquisition of RM991,800 (2001: RM991,800) for the Group)	271,047	273,811	42,242	20,000
Allowance for diminution in value	(35,929)	-	(20,000)	(20,000)
	235,118	273,811	22,242	-
Share of post acquisition profits and reserves	49,866	94,296	-	-
	284,984	368,107	22,242	-

The Group's interest in the associated companies is analysed as follows:

	GROUP 2002	GROUP 2001
Share of net assets	285,185	368,107
Discount on acquisition	(201)	-
	284,984	368,107

14. ASSOCIATED COMPANIES (Continued)

The Group's share in results of certain associated companies has been recognised to the extent of their carrying amount of those investments. The cumulative and current year's unrecognised share of losses amounted to RM132.85 million (2001: RM111.26 million) and RM21.59 million (2001: RM18.50 million) respectively.

Details of associated companies are as follows:

Name of Company	Country of Incorporation	Holding in Equity 2002 %	2001 %	Accounting Year End	Principal Activities
Anhui Jianghuai Automotive Chassis Co Ltd	China	**15.98**	24.5	31 December	# Manufacture and sale of automotive chassis and gearbox components
Avenel Sdn Bhd	Malaysia	**20**	20	30 June	Investment holding
Hefei Jianghuai Automotive Co Ltd	China	**25**	25	31 December	# Manufacture and sale of commercial trucks, agriculture vehicles and car components
Hicom-Suzuki Manufacturing Malaysia Sdn Bhd	Malaysia	**-**	24	31 March	# Manufacture and assembly of "Suzuki" motorcycle engines
Hunan Changfa Automobile Engine Co Ltd	China	**50**	50	31 December	# Manufacture of automotive engine
Jiangxi Fuqi Motor Co Ltd	China	**50**	50	31 December	# Assembly and sale of 4-wheel drive vehicles and related components
Lion Asia Investment Pte Ltd	Singapore	**20**	20	30 June	# Investment holding
Lion Suzuki Marketing Sdn Bhd	Malaysia	**49**	100	31 December	Sale and distribution of "Suzuki" motorcycles
Nanjing Jincheng Machinery Co Ltd	China	**47.7**	47.7	31 December	# Manufacture of motorcycles
Suzuki Assemblers Malaysia Sdn Bhd	Malaysia	**49**	100	31 December	Assembly of "Suzuki" motorcycles
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	China	**40**	40	31 December	# Research and development

During the financial year, the Group's equity interest in Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd have been reduced from 100% to 49%. Accordingly, Otomotif Malaysia Sendirian Berhad and Hicom-Suzuki Manufacturing Malaysia Sdn Bhd which are a subsidiary company and an associated company respectively of Suzuki Assemblers Malaysia Sdn Bhd ceased to be a subsidiary company and an associated company of the Group.

14. ASSOCIATED COMPANIES (Continued)

During the financial year, the Group's equity interest in Anhui Jianghuai Automotive Chassis Co Ltd had been reduced from 24.5% to 15.98% subsequent to the listing of the said company.

Note: # Holding in equity by subsidiary companies.

15. INVESTMENTS

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
At cost:				
Quoted shares in Malaysia	**6,966**	6,973	**6,962**	6,962
Quoted shares outside Malaysia	**225**	225	**225**	225
Unquoted shares in Malaysia	**90**	180	**90**	90
	7,281	7,378	**7,277**	7,277
Unquoted shares outside Malaysia	**33,651**	1,459	**-**	-
Allowance for diminution in value	**(578)**	-	**-**	-
	33,073	1,459	**-**	-
Quoted warrants	**859**	859	**859**	859
Others	**781**	781	**573**	573
	1,640	1,640	**1,432**	1,432
Total	**41,994**	10,477	**8,709**	8,709
Market value of shares:				
Quoted in Malaysia	**964**	814	**964**	809
Quoted outside Malaysia	**32**	40	**32**	40
Market value of warrants:				
Quoted in Malaysia	**163**	163	**163**	163
	1,159	1,017	**1,159**	1,012

The quoted warrants carry a right to subscribe for ordinary shares on the basis of one ordinary share for every one warrant held at the exercise price of RM2.60 for one new share. The warrants may be exercised at any time not later than 5.00 pm on 10 December 2003.

16. DEFERRED EXPENDITURE

	GROUP	
	2002	**2001**
Proprietary technology and patents		
Balance at beginning of the financial year	**13,726**	14,690
Additions during the financial year	**-**	16
Accumulated amortisation	**(12,264)**	(12,078)
Written off	**-**	(16)
Transferred to investment in associated companies	**-**	(964)
Balance at end of the financial year	**1,462**	1,648

17. GOODWILL ON CONSOLIDATION

	GROUP 2002	GROUP 2001
Balance at beginning of the financial year	**25,058**	25,058
Accumulated amortisation	**(4,935)**	(3,934)
Written down	**(5,228)**	-
Disposal of subsidiary companies	**(285)**	-
Balance at end of the financial year	**14,610**	21,124

18. INVENTORIES

	GROUP 2002	GROUP 2001
At cost:		
Raw materials	**33,569**	43,744
Finished goods	**100,984**	83,170
Parts and accessories	**1,934**	17,398
Work-in-progress	**3,081**	6,837
Goods in transit	**320**	96
	139,888	151,245
At net realisable value:		
Finished goods	**1,277**	10,490
Parts and accessories	**2,420**	4,782
	3,697	15,272
Total	**143,585**	166,517

The carrying amount of inventories carried at net realisable value at end of the financial year are as follows:

	GROUP 2002	GROUP 2001
Finished goods	**2,208**	11,706
Parts and accessories	**4,088**	7,472
	6,296	19,178

19. TRADE AND OTHER RECEIVABLES

	GROUP 2002	GROUP 2001	COMPANY 2002	COMPANY 2001
Trade receivables	**312,848**	310,572	**4,328**	38,207
Allowance for doubtful debts	**(20,164)**	(18,210)	**(3,878)**	(3,878)
	292,684	292,362	**450**	34,329
Other receivables, deposits and prepayments	**75,210**	76,221	**28,298**	23,815
Allowance for doubtful debts	**(5,090)**	(4,688)	**(2,492)**	(2,090)
Interest in suspense	**(242)**	-	**(242)**	-
	69,878	71,533	**25,564**	21,725
Amount due from ultimate holding company	**207,444**	198,650	**207,443**	198,650
Allowance for doubtful debts	**(55,325)**	(33,520)	**(45,178)**	(33,520)
Interest in suspense	**(4,104)**	-	**(4,104)**	-
	148,015	165,130	**158,161**	165,130
Amount due from subsidiary companies	**-**	-	**508,169**	525,452
Amount due from associated companies	**43,840**	3,512	**41,282**	1,923
Allowance for doubtful debts	**(17,115)**	-	**(17,115)**	-
	26,725	3,512	**24,167**	1,923
Amount due from related companies	**168,255**	163,657	**87,690**	86,623
Interest in suspense	**(2,886)**	-	**(1,198)**	-
	165,369	163,657	**86,492**	86,623
Total	**702,671**	696,194	**803,003**	835,182

Included in other receivables, deposits and prepayment of the Group and the Company are amount due from associated companies of the ultimate holding company amounting to RM18.53 million (2001: RM19.37 million) and RM16.86 million (2001:RM14.99 million) respectively. Included also in other receivable, deposits and prepayment of the Group is prepayment for purchases amounting to RM26.15 million (2001: RM17.8 million).

The amounts due from the ultimate holding, subsidiary, associated and related companies which arose mainly from inter-company sales, inter-company advances and payments made on behalf are interest bearing and have no fixed repayment terms.

The recoverability of the amounts due from the ultimate holding company and related companies is dependent on the successful implementation of the Proposed GWRS.

20. SHORT TERM DEPOSITS WITH FINANCIAL INSTITUTIONS

Included in deposits with financial institutions of the Group and the Company are amounts of RM97.10 million (2001: RM84.75 million) and RM96.69 million (2001: RM84.29 million) respectively which have been earmarked for the purpose of bonds redemption under the Proposed GWRS. Also included in the deposits with financial institutions of the Group is an amount of RM1.90 million (2001:Nil) which has been pledged as security for short term loans granted to a subsidiary company.

21. TRADE AND OTHER PAYABLES

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Trade payables	**190,572**	199,365	**703**	33,749
Other payables and accruals	**288,128**	191,029	**111,039**	81,218
Hire purchase liabilities (Note 27)	**48**	48	**48**	48
Amount due to subsidiary companies	**-**	-	**51,320**	51,395
Amount due to associated companies	**69,930**	82,755	**-**	-
Amount due to related companies	**227,787**	217,007	**218,546**	208,020
	776,465	690,204	**381,656**	374,430

Included in other payables and accruals of the Group and of the Company are interest accrued amounting to RM137.83 million (2001: RM99.76 million) and RM108.66 million (2001: RM79.17 million) respectively.

The amounts due to subsidiary, associated and related companies which arose mainly from inter-company purchases, inter-company advances and payments made on behalf are interest bearing and have no fixed repayment terms.

22. SHORT TERM BORROWINGS

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Secured:				
Bank overdrafts	**1,959**	317	**-**	-
Bills payable	**950**	2,710	**-**	-
Short term loans	**7,483**	5,647	**-**	-
Term loans - portion repayable within one year (Note 26)	**17,895**	14,368	**-**	-
	28,287	23,042	**-**	-
Unsecured:				
Bank overdrafts	**30**	917	**30**	189
Bills payable	**62,996**	68,878	**-**	1,825
Revolving credit	**43,008**	45,008	**43,008**	43,008
Short term loans	**580,163**	586,139	**111,826**	111,826
Term loans - Portion repayable within one year (Note 26)	**329,953**	329,953	**329,953**	329,953
	1,044,437	1,053,937	**484,817**	486,801

The short term borrowings of the Group are secured by way of charges over plant, machinery, land and buildings, deposits with financial institutions and a first floating charge over the trade and other receivables (excluding inter-company receivables) of certain subsidiary companies.

The short term borrowings carry interest rates ranging from 3.7% to 10.9% (2001: 3.5% to 12.0%) per annum.

The Group and the Company have not serviced some of their principal borrowings and interest charges. As a result, certain principal bankers have frozen or withdrawn existing credit facilities available to the Group and the Company. However, the Company has obtained the approval of its bankers and financial institutions to restructure its loans pursuant to a scheme of arrangement under section 176 (1) of the Companies Act, 1965. In addition, certain subsidiary companies are presently negotiating with their bankers to extend the repayment schedules on existing loans.

22. SHORT TERM BORROWINGS (Continued)

Included in the outstanding unsecured loans of the Group and the Company is an amount of RM17.38 million (2001: RM17.38 million) which has been sold by a licensed bank to Danaharta Managers (L) Ltd. The original terms and conditions contained in the loan agreement with the licensed bank remain unchanged.

23. PROVISIONS

	GROUP 2002	GROUP 2001	COMPANY 2002	COMPANY 2001
(a) Provision for foreseeable loss on divestment of an associated company pursuant to the Proposed GWRS (Note 37 (i)(c))				
Balance at beginning of the financial year	**65,290**	-	**65,290**	-
Addition during the financial year (Note 5)	**15,232**	65,290	**15,232**	65,290
Balance at end of the financial year	**80,522**	65,290	**80,522**	65,290
(b) Provision for warranty				
Balance at beginning of the financial year	**521**	392	-	-
Addition during the financial year	**242**	418	-	-
Warranty claimed	**(211)**	(289)	-	-
Disposal of a subsidiary company	**(552)**	-	-	-
Balance at end of the financial year	-	521	-	-
Total	**80,522**	65,811	**80,522**	65,290

Provision for warranty

The Group recognises the estimated liability to repair or replace products still under warranty at the balance sheet date. The provision for warranty is calculated based on past history of the level of repairs and replacements.

24. SHARE CAPITAL

	GROUP AND COMPANY 2002	GROUP AND COMPANY 2001
Authorised:		
500,000,000 Ordinary shares of RM1.00 each	500,000	500,000
Issued and fully paid:		
147,451,096 Ordinary shares of RM1.00 each	147,451	147,451

The Executive Share Option Scheme ("ESOS") for the eligible executives and executive directors of the Group became effective on 16 May 2000 and will expire on 15 May 2005.

The main features of the ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

24. SHARE CAPITAL (Continued)

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows:

Granted on	Subscription price per share	Balance as at 1.7.2001	Granted	Exercised	Lapsed	No. of shares unissued as at 30.6.2002
24.5.2000	RM1.00	2,054,000	-	-	517,000	1,537,000

25. RESERVES

	GROUP 2002	GROUP 2001	COMPANY 2002	COMPANY 2001
Non-distributable				
Share premium	**72,810**	72,810	**72,810**	72,810
Translation reserves	**97,649**	112,764	-	-
Reserve on consolidation	**106**	2,656	-	-
Others	**941**	802	-	-
Distributable				
Accumulated losses (Note 9)	**(509,961)**	(288,448)	**(166,557)**	(96,843)
	(338,455)	(99,416)	**(93,747)**	(24,033)

Translation reserves comprised translation gain/(loss) on net equity of foreign subsidiary companies and translation gain/(loss) on net assets of foreign associated companies.

26. LONG TERM BORROWINGS

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Term loans - secured	**23,056**	30,836	-	-
Portion repayable within one year and included in short term borrowings (Note 22)	**(17,895)**	(14,368)	-	-
	5,161	16,468	-	-
Term loans - unsecured	**336,893**	331,854	**329,953**	329,953
Portion repayable within one year and included in short term borrowings (Note 22)	**(329,953)**	(329,953)	**(329,953)**	(329,953)
	6,940	1,901	-	-
Total	**12,101**	18,369	-	-

The long term borrowings are repayable over the following periods:

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Within one year	**347,848**	344,321	**329,953**	329,953
From one to two years	**12,101**	16,269	-	-
From two to five years	-	2,100	-	-
	359,949	362,690	**329,953**	329,953

The term loans of the Group are secured by way of a charge on the land and building and a floating charge over the trade and other receivables (excluding inter-company receivables) of a subsidiary company.

The term loans carry interest rates ranging from 4.09% to 10.0% (2001: 6.5% to 10.0%) per annum.

The Group and the Company have not serviced some of their principal borrowings and interest charges. As a result, certain principal bankers have frozen or withdrawn existing credit facilities available to the Group and the Company. However, the Company has obtained the approval of its bankers and financial institutions to restructure its loans pursuant to a scheme of arrangement under section 176 (1) of the Companies Act, 1965. In addition, a subsidiary company is presently negotiating with its bankers to extend the repayment schedules on existing term loans.

Included in the outstanding secured loans of the Group are amounts of RM4.51 million (2001: RM5.56 million) and RM6.60 million (2001: RM8.14 million) which have been sold by licensed banks to Danaharta Urus Sdn Bhd and Danaharta Managers Sdn Bhd respectively. The loans were included in the comparative figures for secured short term loans in Note 22.

27. DEFERRED LIABILITIES

	GROUP AND COMPANY	
	2002	2001
Hire purchase liabilities		
Payable within one year	60	60
Payable between 1 and 5 years	165	225
	225	285
Finance charges	(45)	(57)
Total	180	228

The hire purchase liabilities are repayable over the following periods:

	2002	2001
Due within 1 year	48	48
Due between 1 and 5 years	132	180
Total	180	228

The hire purchase liabilities carry interest rate of 5% per annum.

28. DEFERRED TAXATION

	GROUP		COMPANY	
	2002	2001	2002	2001
At beginning of the financial year	606	927	599	920
Disposal of subsidiary companies	(7)	-	-	-
Net transfer to income statements (Note 8)	(94)	(321)	(94)	(321)
	505	606	505	599
Amount of timing differences of deferred tax benefit not accounted for:				
– Unutilised tax losses	42,621	27,792	32,423	18,580
– Unabsorbed capital allowances	9,596	25,122	6,194	5,400
– Unabsorbed reinvestment allowance	-	6,954	-	-
	52,217	59,868	38,617	23,980
The tax effect of these timing differences	14,621	16,763	10,813	6,714

The unutilised tax losses and unabsorbed capital allowances carried forward are subject to agreement with the tax authorities.

29. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are entities in which a Director or a substantial shareholder of the Company or its subsidiary or persons connected to such Director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

Significant related party transactions:

	GROUP		COMPANY	
	2002	2001	2002	2001
(a) Sales of goods and services to:				
Related companies				
Amsteel Mills Sdn Bhd	38,167	183,043	38,047	183,043
Secom (Malaysia) Sdn Bhd	235	1	-	-
Posim Berhad	4,922	16,087	4,922	16,087
Related parties				
KMA Marketing Sdn Bhd	6,423	4,285	-	-
Bright Steel Sdn Bhd	1,374	7,091	1,374	7,091
China Dong Feng Tyre Factory Co Ltd	1,330	-	-	-
(b) Provision of management support to:				
Amsteel Corporation Berhad	1,342	1,419	1,342	1,419
Related companies				
Posim Berhad	794	839	794	839
Chocolate Products (Malaysia) Berhad	1,216	1,286	1,216	1,286
Related parties				
Amalgamated Containers Berhad	503	532	503	532
Lion Corporation Berhad	1,827	2,060	1,827	2,060
(c) Purchase of goods and services from:				
Related companies				
Amsteel Mills Sdn Bhd	146,577	573,956	146,577	573,956
Secom (Malaysia) Sdn Bhd	289	466	240	436
Posim Petroleum Marketing Sdn Bhd	272	240	-	-
Silverstone Marketing Sdn Bhd	367	224	-	-
Related Parties				
Kinabalu Motor Assembly Sdn Bhd	232	1,174	-	-
China Dong Feng Tyre Factory Co Ltd	5,253	8,134	-	-

29. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

	GROUP		COMPANY	
	2002	2001	2002	2001
(d) Rental income from:				
Related companies				
Silverstone Marketing Sdn Bhd	**1,641**	1,602	-	-
Posim Berhad	**552**	553	-	-
Related party				
Inverfin Sdn Bhd	**2,243**	2,568	**2,243**	2,568

KMA Marketing Sdn Bhd and Kinabalu Motor Assembly Sdn Bhd are subsidiary companies of Lion Corporation Berhad, an associated company of the ultimate holding company, Amsteel Corporation Berhad ("Amsteel").

Bright Steel Sdn Bhd is a subsidiary company of Amalgamated Containers Berhad, an associated company of the ultimate holding company, Amsteel.

China Dong Feng Tyre Factory Co Ltd is a major shareholder of Dong Feng Lion Tyre Co Ltd, a subsidiary company of the Company.

Amalgamated Containers Berhad and Inverfin Sdn Bhd are associated companies of the ultimate holding company, Amsteel.

Related companies represent fellow subsidiary companies of the ultimate holding company, Amsteel.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related party than those arranged with independent third parties.

30. CONTINGENT LIABILITIES

	GROUP		COMPANY	
	2002	2001	2002	2001
Guarantees given to financial institutions for credit facilities granted to subsidiary companies - unsecured	-	-	**119,961**	124,153
Guarantees given to financial institutions for credit facilities granted to an associated company - unsecured	**152,506**	152,506	**152,506**	152,506
	152,506	152,506	**272,467**	276,659

31. SEGMENTAL ANALYSIS - GROUP

2002		Revenue		Profit/(Loss)	Total assets employed
a. By Industry					
Steel	(i)	219,328		3,342	450
Motor		250,270	(ii)	(85,875)	259,276
Tyre		266,857		(21,382)	816,138
Others		3,110	(iii)	(66,854)	507,792
		739,565		(170,769)	1,583,656
Associated companies				(17,422)	311,709
Net interest expenses				(72,585)	-
				(260,776)	1,895,365

2002	Revenue	Profit/(Loss)	Total assets employed
b. By Geographical Location			
Malaysia	381,869	(62,822)	511,810
China	357,696	(107,947)	1,071,846
	739,565	(170,769)	1,583,656
Associated companies:			
Malaysia		885	37,762
China		(18,307)	273,947
Net interest expenses		(72,585)	-
		(260,776)	1,895,365

2001	Revenue		Profit/(Loss)	Total assets employed
a. By Industry				
Steel	769,244	(iv)	(103,721)	419,143
Motor	296,072		(15,282)	420,804
Tyre	228,685		(41,674)	785,242
Others	2,412		(8,460)	101,182
	1,296,413		(169,137)	1,726,371
Associated companies			14,657	371,619
Net interest expenses			(66,850)	-
			(221,330)	2,097,990

31. SEGMENTAL ANALYSIS - GROUP (Continued)

2001	Revenue	Profit/(Loss)	Total assets employed
b. By Geographical Location			
Malaysia	988,238	(118,433)	621,508
China	308,175	(50,704)	1,104,863
	1,296,413	(169,137)	1,726,371
Associated companies:			
Malaysia		1,911	10,082
China		12,746	361,537
Net interest expenses		(66,850)	-
		(221,330)	2,097,990

(i) The Group ceased its steel trading operation upon the termination of the steel distributorship agreement with Amsteel Mills Sdn Bhd with effect from 1 October 2001.

(ii) Included an allowance for diminution in value of property, plant and equipment arising from the proposed disposal of a subsidiary company amounting to RM59.2 million (Note 5).

(iii) Included in the loss were allowances / provision for losses arising from the Proposed GWRS totalling RM54.6 million and allowance for diminution in value of an associated company of RM21.5 million (Note 5).

(iv) Included in the loss were allowances / provision for losses arising from the Proposed GWRS totalling RM100.9 million (Note 5).

Inter-segment transactions were carried out on terms and conditions not materially different from those obtainable in transactions with independent third parties.

32. CASH FLOW STATEMENTS

(a) Adjustments for non-cash items, interests and dividend

	GROUP		COMPANY	
	2002	2001	2002	2001
Depreciation	36,641	37,599	1,464	1,741
Interest expenses	83,102	94,663	42,476	58,390
Amortisation of goodwill on consolidation	1,001	1,003	-	-
Goodwill written down	5,228	-	-	-
Amortisation of deferred expenditure	186	275	-	-
Interest income	(10,529)	(27,813)	(14,753)	(21,072)
Loss/(Gain) on disposal of property, plant and equipment	18	(306)	8	(275)
Gain on disposal of investment in subsidiary companies	(13,651)	-	(4,744)	-
Share of loss/(profit) in associated companies	17,422	(14,657)	-	-
Property, plant and equipment written off/down	64,016	601	-	-
Amortisation of reserve on consolidation	(124)	(140)	-	-
Allowance for doubtful debts	45,145	47,215	29,175	35,610
Allowance for inventories obsolescence - net	-	758	-	-
Provision for warranty	242	418	-	-
Allowance for diminution in value of associated companies	21,475	-	-	20,000
Allowance for diminution in value of unquoted investment	578	-	-	-
Unrealised (gain)/loss in foreign exchange	(2,775)	6,085	(819)	1,328
Dividend income	-	(2)	(534)	(13,181)
Allowance for foreseeable loss on divestment of an associated company	15,232	65,290	15,232	65,290
Gain on dilution of investment in a subsidiary company	-	(187)	-	-
Deferred expenditure written off	-	16	-	-
Inventories written off	4,864	788	-	-
Allowance for doubtful debts written back	(217)	-	-	-
	267,854	211,606	67,505	147,831

b) Purchase of property, plant and equipment

During the financial year, the Group and the Company acquired property, plant and equipment with aggregate cost of RM11.63 million (2001:RM16.44 million) and RM0.35 million (2001:RM0.31 million) respectively, none (2001:RM0.24 million) of which was acquired by means of hire purchase. Cash payments of RM11.63 million (2001:RM4.46 million) and RM0.35 million (RM0.07 million) respectively were made to purchase property, plant and equipment and the balance of RM11.74 million were accrued in other payables of the Group in the last financial year.

32. CASH FLOW STATEMENTS (Continued)

c) Summary of effects on disposal/dilution of subsidiary companies.

	GROUP	
	2002	**2001**
Net assets disposed/diluted:		
Property, plant and equipment	**(29,727)**	(1,095)
Deferred expenditure	-	(964)
Investments	**(97)**	-
Associated company	**(10,837)**	-
Goodwill on consolidation	**(285)**	-
Inventories	**(31,622)**	-
Trade and other receivables	**(26,655)**	(310)
Deposits with financial institution	**(8,250)**	-
Cash and bank balances	**(417)**	(5,569)
Trade and other payables and provision	**54,230**	978
Taxation	**637**	16
Short term borrowings	**21,528**	-
Deferred taxation	**7**	-
Reserve on consolidation	**2,426**	-
Minority interest	-	4,380
Net assets	**(29,062)**	(2,564)
Reclassified to associated companies	**14,820**	2,751
Net assets disposed	**(14,242)**	187
Gain on disposal/dilution	**(13,651)**	(187)
Sales consideration	**(27,893)**	-
Cash and cash equivalents of subsidiary companies disposed/ dilution	**8,667**	5,569
Net cash (inflow)/outflow on disposal/dilution	**(19,226)**	5,569

d) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Cash and bank balances	**28,565**	40,557	**204**	3,639
Short term deposit with financial institutions	**112,992**	100,523	**99,675**	84,359
Short term borrowings - bank overdrafts	**(1,989)**	(1,234)	**(30)**	(189)
	139,568	139,846	**99,849**	87,809
Short term deposits earmarked for bonds redemption (Note 20)	**(97,100)**	(84,750)	**(96,690)**	(84,290)
	42,468	55,096	**3,159**	3,519

34. DISCONTINUED OPERATIONS AND DISPOSAL OF SUBSIDIARY COMPANIES

(a) The Distribution Agreement dated 10 May 1995 entered into between the Company and Amsteel Mills Sdn Bhd ("AMSB"), a related company of the Company, in respect of the appointment of the Company as the distributor of the steel products manufactured by AMSB had been terminated on 8 August 2001 with effect from 1 October 2001. Consequent to the termination, the principal activity of the Company which is the sale and distribution of steel products ceased on 1 October 2001. The results of this operation had previously been reported in the steel industry segment and the domestic geographical segment.

The effects of the discontinued operations on the financial results of the Group and the Company are as follows:

	2002	2001
Revenue	219,328	769,244
Other operating income	133	285
Purchase of finished goods	(216,606)	(760,441)
Staff costs	(258)	(840)
Depreciation	(74)	(181)
Other operating expenses	(382)	(929)
Profit from operations	2,141	7,138
Finance costs	(96)	(246)
Profit before taxation	2,045	6,892
Taxation	-	320
Profit after taxation	2,045	7,212

(b) The Company completed the disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM") to Suzuki Motor Corporation during the financial year. Both LSM and SAM were wholly-owned subsidiary companies of the Company. The results for both the subsidiary companies had previously been reported under the motor industry segment and the domestic geographical segment.

The effect of the disposal of the subsidiary companies on the financial position of the Group is as follows:

	2002	2001
Assets and liabilities:		
Property, plant and equipment	29,727	29,287
Investments	97	97
Associated company	10,837	10,082
Goodwill on consolidation	285	300
Inventories	31,622	28,846
Trade and other receivables	26,655	38,705
Deposits with financial institution	8,250	-
Cash and bank balances	417	985
Trade and other payables	(54,230)	(50,845)
Taxation	(637)	(3,968)
Short term borrowings	(21,528)	(10,996)
Deferred taxation	(7)	(7)
Reserve on consolidation	(2,426)	(2,544)
Net assets	29,062	39,942

34. DISCONTINUED OPERATIONS AND DISPOSAL OF SUBSIDIARY COMPANIES (Continued)

The effect of the subsidiary companies on the financial results of the Group is as follows:

	2002	2001
Revenue	**98,723**	162,194
Other operating income	**2,405**	5,628
Operating costs	**(111,891)**	(177,502)
Loss from opeartions	**(10,763)**	(9,680)
Finance costs	**(1,037)**	(926)
Loss before share in results of an associated company	**(11,800)**	(10,606)
Share in results of an associated company	**1,462**	1,911
Loss before taxation	**(10,338)**	(8,695)
Taxation	**(662)**	(5,033)
Loss after taxation	**(11,000)**	(13,728)

35. SUMMARY OF EFFECTS ON ACQUISITION OF SUBSIDIARY COMPANIES

a) Net assets acquired:

	GROUP	
	2002	2001
Intangible assets	-	16
Other receivables	-	5
Cash and bank balances	-	-
Other payables	-	(16)
Net assets acquired	-	5
Cash and bank balances acquired	-	-
Cash flows on acquisition net of cash and bank balances	-	5

b) The effect of the acquisition of subsidiary companies on the financial results of the Group during the financial year are as follow:

	2002	2001
Revenue	-	-
Other operating expenses	**(2)**	(16)
Loss from operations and attributable to shareholders	**(2)**	(16)

c) The effect of the acquisition of subsidiary companies on the financial position of the Group at the financial year end are as follow:

	2002	2001
Other payables	-	**16**
Decrease in Group's net assets	-	**16**

36. CORPORATE INFORMATION

(a) The Company is a public limited company, incorporated and domiciled in Malaysia and listed on the Main Board of the Kuala Lumpur Stock Exchange.

(b) The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur and its principal place of business is located at Lot 1, Jalan Waja, Bukit Raja Industrial Estate, 41050 Klang, Selangor Darul Ehsan.

(c) Number of employees

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Total number of employees as at the end of the financial year	**5,248**	6,184	**33**	31

(d) Ultimate holding company

The Directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

37. SIGNIFICANT EVENTS

During the financial year, the Group undertook the following:

(i) On 8 October 2001 and 26 March 2002, the Company announced certain revisions to the Proposed GWRS (first announced on 5 July 2002) which involves the following proposals:

(a) Proposed capital reduction of RM0.70 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each.

(b) Proposed acquisition of 100% equity interest in Silverstone Berhad from Amsteel Corporation Berhad ("Amsteel") Group, Lion Corporation Berhad ("LCB") Group, Datuk Cheng Yong Kim, parties deemed connected to Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim and the minority shareholders of Silverstone Berhad at a consideration of RM255.68 million to be satisfied by (1) the netting off against inter-company balances owing by the LCB Group to the Group and (2) the issuance of shares in the Company.

(c) Proposed disposal by the Company of 20% equity interest in Avenel Sdn Bhd ("Avenel") to Amsteel for a payment of RM80.63 million by the Company to Amsteel. The proposed payment of RM80.63 million ("Proposed Payment") represents (1) the Company's 20% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM488.18 million after restating Avenel's cost of investment in Posim Berhad ("Posim") based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim) and (2) netting-off indemnity payment made by the Company to lenders of Avenel. The Proposed Payment shall be satisfied by the netting off against inter-company balances owing by the Amsteel Group to the Group.

37. **SIGNIFICANT EVENTS (Continued)**

(d) Proposed settlement of inter-company balances

It was proposed that the Group settles its inter-company balances with the Amsteel Group, the Chocolate Products (Malaysia) Berhad Group and the Lion Land Berhad Group by netting off against considerations pursuant to the transactions of the Proposed GWRS with the inter-company balances, the issuance of new shares and bonds of the relevant companies, where applicable.

(e) Proposed divestment of non-core assets

It was proposed that the Group divests its non-core and peripheral assets and businesses amounting to an estimated RM382.2 million in nominal value (in terms of aggregate net divestment proceeds), which are expected to be divested progressively over a period of approximately 5 years and the divestment proceeds are dedicated for the proposed debt restructuring exercise for the Group.

(f) Proposed mode of settlement for Financial Institutional Creditors ("FI-Creditors")

Indebtedness of affected FI-Creditors denominated in Ringgit Malaysia ("RM") are to be settled by issuance of RM denominated Bonds, whilst indebtedness of affected FI-Creditors denominated in US Dollars ("USD") are to be settled by issuance of USD denominated Consolidated and Rescheduled Debts.

The Company had filed an application pursuant to Section 176 (1) of the Companies Act, 1965 ("Act") with the High Court of Malaya on 16 March 2001. The aforesaid application was made to seek a Court order to convene meetings for the purpose of approving the scheme of arrangement proposed to be made between the Company and its creditors ("Scheme Creditors") ("Scheme of Arrangement") to facilitate the implementation of the Proposed GWRS together with revision, if any ("Scheme Meetings"). However, the Company did not apply to the Court for an order to restrain legal proceedings against the Company under Section 176 (10) of the Act.

The Scheme Creditors of the Company had approved the Scheme of Arrangement at the Scheme Meetings held on 16 September 2002.

The Company had obtained the approval of Bank Negara Malaysia, Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry and the Scheme Creditors of the Company. The implementation of the Proposed GWRS is pending the approval from Kuala Lumpur Stock Exchange, shareholders of the Company, all other participating companies concerned and any other relevant authorities.

(ii) As reported in the previous financial year :

(a) AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of the Company, had entered into a conditional share subscription agreement (as amended by a supplemental subscription agreement) with Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMBV, and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000; and

(b) AMBV had entered into a conditional sale and purchase agreement with TSWC and Lion Asiapac Limited ("LAP") (as amended by supplemental agreements) to dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration of ("Sale Consideration") :

(1) SGD15,383,527 (equivalent to approximately RM33.2 million); or

(2) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("Proposed Listing of AJ Auto") is completed by 30 September 2001.

37. SIGNIFICANT EVENTS (Continued)

On 20 November 2001, AMBV, TSWC and LAP had confirmed the Sale Consideration at SGD37,255,682 (equivalent to approximately RM80.5 million) pursuant to the completion of the Proposed Listing of AJ Auto by 30 September 2001, to be wholly satisfied by LAP with the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co. Ltd.

(iii) The Distributorship Agreement dated 10 May 1995 entered into between the Company and Amsteel Mills Sdn Bhd ("AMSB"), a related company of the Company, in respect of the appointment of the Company as the distributor of the steel products manufactured by AMSB had been terminated on 8 August 2001 with effect from 1 October 2001. Consequent to the termination, the principal activity of the Company of the sale and distribution of steel products ceased on 1 October 2001.

(iv) The Company completed the disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a cash consideration of RM1,227,789 and RM26,682,706 respectively. The remaining equity interest of the Company in each of the said companies is 49%.

38. SUBSEQUENT EVENTS

(i) ATE had on 30 July 2002 entered into a conditional sale and purchase agreement with amongst others, Tri-Ring Group Co. ("Tri-Ring") and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by ATE of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. ("Wuhan Fortune") to Tri-Ring for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from ATE to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) ("Inter-company Advances") for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring and the waiver of the interest on the Inter-company Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

39. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current financial year's presentation which include mainly:

(i) The tax recoverable, which was included in other receivable, deposits and prepayments in the previous financial statements, has now presented separately in the balance sheets to conform with MASB requirement.

(ii) The provision for warranty, which was included in other payables and accruals in the previous financial statements, has now disclosed under provision for liabilities in the balance sheets to conform with MASB 20 "Provisions, Contingent Liabilities and Contingent Assets".

STATEMENT BY THE DIRECTORS

We, TAN SRI WILLIAM H.J. CHENG and PHANG WAI YEEN, being two of the Directors of ANGKASA MARKETING BERHAD, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 37 to 76 are drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2002 and of the results, changes in equity and cash flows of the Group and of the Company for the financial year ended on that date.

Signed in accordance with a resolution of the Directors dated 29 October 2002

TAN SRI WILLIAM H.J. CHENG
Director

PHANG WAI YEEN
Director

Kuala Lumpur
29 October 2002

STATUTORY DECLARATION

I, PHANG WAI YEEN, the Director primarily responsible for the financial management of ANGKASA MARKETING BERHAD, do solemnly and sincerely declare that the financial statements set out on pages 37 to 76 are, to the best of my knowledge and belief correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the above-named PHANG WAI YEEN at Kuala Lumpur in the Federal Territory on 29 October 2002.

PHANG WAI YEEN

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF ANGKASA MARKETING BERHAD

We have audited the financial statements set out on pages 37 to 76 The preparation of these financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

  (ii) the state of affairs of the Group and of the Company as at 30 June 2002 and of the results, changes in equity and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

Without qualifying our opinion, we draw attention to Notes 1,19, 22 and 26 to the financial statements which explain the financial position of the Group and the Company and the plans of the Directors to implement a scheme involving the restructuring of the Group's and the Company's debts and rationalisation of the Group structure. The validity of preparing the financial statements on the going concern basis depends upon successful implementation of these restructuring plans.

The names of subsidiary companies of which we have not acted as auditors are shown in Note 13 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

LIM KOK BENG
588/02/03(J)
Partner of the Firm

Kuala Lumpur
29 October 2002

MATERIAL CONTRACTS

INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

1. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001, Third Supplemental Agreement dated 26 March 2002 and Fourth Supplemental Agreement dated 3 September 2002 between the Company and Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company of the Company, Umatrac Enterprises Sdn Bhd, the holding company of the Company, Posim Berhad ("Posim"), a subsidiary of Amsteel, Lion Corporation Berhad ("LCB"), a major shareholder of the Company and Limpahjaya Sdn Bhd, a subsidiary of LCB (collectively "Silverstone Vendors") of the other part, for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to the Company for a consideration of RM150,055,564 to be satisfied by an issue of RM143,231,483 in value of new shares in the Company and the balance of RM6,824,081 to be set-off against inter-company balances owing by the LCB Group to the Group; the issue price of the new shares in the Company shall be set at a 5% premium to the then theoretical market price of the shares in the Company, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95 and that the Company shall resolve or cause to be resolved all the issues affecting the joint-venture operations of the Group in the People's Republic of China upon the terms therein contained.

2. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between the Company and Amsteel, wherein in consideration of Amsteel paying RM1.00 to the Company, the Company disposes 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in the capital of Avenel Sdn Bhd ("Avenel") and the Company shall pay Amsteel a sum of RM80,626,597 which represents (i) the Company's 20% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM488,183,000 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim), and (ii) netting off indemnity payment made by the Company to lenders of Avenel to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Group to the Group.

3. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000, Second Supplemental Agreement dated 8 October 2001 and Third Supplemental Agreement dated 26 March 2002 between the Company and Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Company Limited, Lion Holdings Pte Ltd, Sin Seng Investment Pte Ltd, all of which are companies wherein certain Directors and major shareholders of the Company have an interest, and Datuk Cheng Yong Kim (collectively "Silverstone Private Vendors") of the other part, for the acquisition by the Company of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone for a consideration of RM39,788,610 to be satisfied by an issue of RM39,788,610 in value of new shares in the Company; the issue price of the new shares in the Company shall be set at a 5% premium to the then theoretical market price of shares in the Company, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95 each.

4. Conditional Share Subscription Agreement dated 10 November 2000 and Supplemental Subscription Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn Bhd ("AMBV"), both wholly-owned subsidiaries of the Company and Tan Sri William H.J. Cheng, wherein Tan Sri Cheng shall subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.

5. Conditional Sale and Purchase Agreement dated 10 November 2000, Supplemental Agreement dated 9 January 2001 and letter dated 20 November 2001 between AMBV, Tan Sri William H.J. Cheng and Lion Asiapac Limited ("LAP"), a company in which certain Directors and major shareholders of the Company have an interest, for the disposal by AMBV of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration of SGD37,255,682 (equivalent to approximately RM80,470,000) to be wholly satisfied by LAP with the issuance of 149,022,728 new LAP shares at par value of SGD0.25 each together with 149,022,728 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd and adjustments contained therein ("Proposed Disposal of ATE").

6. Supplemental Agreement dated 5 August 2002 between AMBV, Tan Sri William H.J. Cheng and LAP to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that LAP, a company in which certain Directors and major shareholders of the Company have an interest, shall be entitled to deposit a portion of the 149,022,728 new LAP shares at par value of SGD0.25 each together with 149,022,728 free detachable LAP warrants to AMBV, calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co Ltd to Hefei Jianghuai Automotive Co Ltd prior to the completion of the Proposed Disposal of ATE.

LIST OF GROUP PROPERTIES

AS AT 30 JUNE 2002

Location	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/Age of Building (Year)	Net Book Value RM'000	Date of Acquisition
No. 72, Persiaran Jubli Perak, Seksyen 21 40000 Shah Alam Selangor - HS(D) 80060 P.T. No. 14373 Mukim of Damansara District of Petaling Jaya Selangor	Freehold	6.2 hectares	Industrial land and building	Office, workshop and warehouse 9	27,604	18.03.1992
Lot 243, Jalan Cinta Alam Country Heights 43000 Kajang, Selangor - HS(D) 19980 P.T. No. 12889 Mukim Kajang District Ulu Langat, Selangor	Freehold	1,839 sq. metres	Land	Vacant	1,218	08.11.1996
No. 61 Mian Hua Jie Hanyang, China	Leasehold 22.05.2038	0.7 hectare	Building	Residential 7 - 30	11,831	09.12.1993
No. 221, Hanjiang Road Shiyen, Hubei China	Leasehold 22.05.2038	55.6 hectares	Building	Office and factory 7 - 30	92,901	09.12.1993
No. 38, Nanjing Shimenkan Zhengao Qiaocun Jiangsu, China	Leasehold 01.06.2026	3.3 hectares	Industrial land and building	Office, factory and warehouse 5 - 8	17,099	24.12.1995
No.14, Xihui Road Wuxi Jiangsu China	Leasehold 22.12.2025	2.9 hectares	Industrial land and building	Office, factory and warehouse 5 - 7	9,223	22.12.1995
No. 818, Linjiang Road Wuhan	Leasehold 19.09.2044	58,400 sq. metres	Commercial land and building	Office, factory and warehouse 24	27,002	19.09.1994
Yingwu Road Wuhan	Leasehold 19.09.2044	3,000 sq. metres	Commercial land and building	Office, factory and warehouse 16	840	19.09.1994
No. 323, Hanqiang Road Wuhan	Leasehold 19.09.2044	200,000 sq. metres	Commercial land	In construction stage	4,266	19.09.1994
281, Xicheng Road, Wuxi, Jiangsu, China	Leasehold 18.06.2025	10.600 sq. metres	Industrial land	Office, factory and warehouse 4	2,369	19.06.1997

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company had registered with the Securities and Exchange Commission of the United States of America a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market, in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is AKAMY and its CUSIP number is 034759100.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 15 October 2002, none of the ordinary shares of the Company was deposited with MBB for the ADR Programme.

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 15 October 2002

Authorised Share Capital	:	RM500,000,000
Issued and Paid-up Capital	:	RM147,451,096
Class of Shares	:	Ordinary shares of RM1.00 each
Voting Rights	:	One (1) vote per ordinary share

Distribution of Shareholdings as at 15 October 2002

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 1,000	403	5.08	72,649	0.05
1,000 – 10,000	6,777	85.38	21,460,307	14.55
10,001 – 100,000	696	8.77	18,474,899	12.53
100,001 – less than 5% of issued shares	58	0.73	40,225,315	27.28
5% and above of issued shares	3	0.04	67,217,926	45.59
	7,937	100.00	147,451,096	100.00

Thirty Largest Registered Shareholders as at 15 October 2002

Registered Shareholders	No. of Shares	% of Shares
1. HDM Nominees (Tempatan) Sdn Bhd DBS Bank Labuan Branch for Umatrac Enterprises Sdn Bhd	47,975,000	32.54
2. Cimsec Nominees (Tempatan) Sdn Bhd Danaharta Managers (L) Ltd for Umatrac Enterprises Sdn Bhd	9,942,926	6.74
3. Umatrac Enterprises Sdn Bhd	9,300,000	6.31
4. Mayban Securities Nominees (Asing) Sdn Bhd Mayban Nominees (S) Pte Ltd for Umatrac Enterprises Sdn Bhd (MB 39A)	7,038,570	4.77
5. Lembaga Tabung Angkatan Tentera	6,218,380	4.22
6. PAB Nominee (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (4407027213)	5,258,000	3.57
7. Cartaban Nominees (Tempatan) Sdn Bhd Westdeutsche Landesbank Girozentrale AG, Singapore Branch for Umatrac Enterprises Sdn Bhd	3,800,000	2.58
8. Persatuan Teo Chew Selangor dan Kuala Lumpur	2,200,000	1.49
9. HSBC Nominees (Asing) Sdn Bhd Universities Superannuation Scheme Limited	1,183,000	0.80
10. HLG Nominee (Asing) Sdn Bhd Pledged Securities Account for Lin Chung-Dien	1,157,000	0.78
11. HDM Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Low Ah Nyat (MEMO)	1,000,000	0.68

Thirty Largest Registered Shareholders (Continued)

Registered Shareholders	No. of Shares	% of Shares
12. Southern Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd	854,200	0.58
13. AMMB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd (BK7/283-6)	698,570	0.47
14. HLG Nominee (Tempatan) Sdn Bhd Pledged Securities Account for Kok Kim Swee	690,000	0.47
15. Affin-UOB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Phng Hooi Siang @ Fong Hooi Siang	521,000	0.35
16. Citicorp Nominees (Asing) Sdn Bhd MLPFS for Chung Chan-Ing	463,000	0.31
17. Amsteel Equity Nominees (Tempatan) Sdn Bhd Lion-ASM Foundation	402,000	0.27
18. Ng Boon Bee	400,000	0.27
19. Citicorp Nominees (Asing) Sdn Bhd MLPFS for Chung Chen Yuan	385,000	0.26
20. Yap Foon	380,000	0.26
21. Amsteel Equity Nominees (Tempatan) Sdn Bhd ASM Group Provident Fund	366,000	0.25
22. Southern Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Finlink Holdings Sdn Bhd	360,000	0.24
23. Mayban Securities Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Man Singh A/L Sham Singh (20D)	325,000	0.22
24. Raja Zainal Abidin bin Raja Haji Tachik	305,000	0.21
25. Kuala Lumpur City Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Teh Poh Teik	300,000	0.20
26. Wong Mei Lin	282,000	0.19
27. TA Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Wong Soo Chai @ Wong Chick Wai	278,000	0.19
28. AMMB Nominees (Tempatan) Sdn Bhd MIDF Aberdeen Asset Management Sdn Bhd for Pertubuhan Keselamatan Sosial (7/838-9)	275,000	0.19
29. Mayban Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Wong Yun Jong (128AK0272)	247,000	0.17
30. Salifah binti Mohd Esa	220,625	0.15

Substantial Shareholders as at 31 October 2002

Substantial Shareholders	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
1. Tan Sri William H.J. Cheng	20,000	0.01	87,892,150	59.61
2. Lion Realty Pte Ltd	-	-	87,785,250	59.54
3. Lancaster Trading Company Limited	-	-	87,785,250	59.54
4. Utara Enterprise Sdn Bhd	-	-	87,785,250	59.54
5. William Cheng Sdn Bhd	88,900	0.06	87,785,250	59.54
6. Lion Holdings Sdn Bhd	2,600	0.002	87,782,650	59.53
7. Happyvest (M) Sdn Bhd	-	-	87,774,426	59.53
8. Amanvest (M) Sdn Bhd	216,590	0.15	85,523,496	58.00
9. Mirzan bin Mahathir	-	-	85,523,496	58.00
10. Peringkat Prestasi (M) Sdn Bhd	-	-	85,523,496	58.00
11. Umatrac Enterprises Sdn Bhd	85,514,496	57.99	9,000	0.006
12. Lembaga Tabung Angkatan Tentera	6,218,380	4.22	85,523,496	58.00
13. Lion Corporation Berhad	9,000	0.006	85,514,496	57.99
14. Amsteel Corporation Berhad	-	-	85,523,496	58.00
15. Datuk Cheng Yong Kim	205,650	0.14	87,799,350	59.54
16. Timuriang Sdn Bhd	-	-	85,523,496	58.00

Directors' interest in shares in the Company and its related companies as at 31 October 2002

The Directors' interest in shares in the Company and its related companies as at 31 October 2002 are the same as that shown in the Directors' Report for the financial year ended 30 June 2002 except for the following changes:

	Nominal Value per Ordinary Share	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares	No. of Options
Related Companies						
Tan Sri William H.J. Cheng						
Amsteel Corporation Berhad	RM0.50	-	-	465,726,886	36.97	N/A
Lion Land Berhad	RM1.00	1,680	^	342,079,285	57.65	N/A
Posim Berhad	RM1.00	-	-	177,853,171	87.52	N/A
Hy-Line Berhad	RM1,000	-	-	2,492*	N/A	N/A
Datuk Cheng Yong Kim						
Amsteel Corporation Berhad	RM0.50	435,000	0.03	449,607,826	35.70	N/A
Lion Land Berhad	RM1.00	591,586	0.10	329,155,407	55.47	175,000[(1)]
Posim Berhad	RM1.00	-	-	177,853,171	85.72	N/A
Hy-Line Berhad	RM1,000	-	-	2,477*	N/A	N/A

Investments in the People's Republic of China

	Currency	Direct Interest	Indirect Interest
Tan Sri William H.J. Cheng **Datuk Cheng Yong Kim**			
Wuhan Fortune Motor Co Ltd	USD	-	-

Notes :

* *Preference shares*

^ *Negligible*

N/A *Not applicable*

(1) *Options granted pursuant to the Lion Land Berhad Executive Share Option Scheme at an option price of RM1.00 per share*

OTHER INFORMATION

NON-AUDIT FEES

The amount of non-audit fees paid or payable to external auditors for the financial year was RM31,000.

STATUS OF UTILISATION OF PROCEEDS FROM CORPORATE PROPOSAL

Corporate Proposal	Proposed Utilisation		Status	
			Paid	Outstanding
		RM'000	RM'000	RM'000
Disposal of 51% equity interest in each of Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd to Suzuki Motor Corporation for a cash consideration of RM1,227,789 and RM26,682,706 respectively	i) Repayment of borrowings	27,893	-	27,893
	ii) Estimated expenses	17	17	-
		27,910	17	27,893

RECURRENT RELATED PARTY TRANSACTIONS

The aggregate value of transactions concluded during the financial year ended 30 June 2002 were as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(a) **Motor vehicles related**		
(i) The sale of "Suzuki" motorcycles and "Suzuki" four-wheel drive and multi-purpose vehicles	Lion Corporation Berhad Group ("LCB Group") (1)	6,542
	Amsteel Corporation Berhad Group ("Amsteel Group") (2)	123
	Posim Berhad Group ("Posim Group") (1)	88
		6,753
(ii) The purchase of spare parts, tyres, plastic parts, diesel and lubricants oil, component parts and related products	Amsteel Group (2)	422
	Posim Group (1)	235
	Ributasi Holdings Sdn Bhd Group (3)	173
		830
(iii) The rental and sharing of office premises	Amsteel Group (2)	1,670
	Posim Group (1)	610
		2,280
(iv) The assembly and service of motor vehicles	Amsteel Group (2)	121
	Lion Land Berhad Group ("LLB Group") (1)	48
	Posim Group (1)	28
	LCB Group (1)	334
		531

RECURRENT RELATED PARTY TRANSACTIONS (Continued)

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(v) The purchase of insurance, education and training services and security services	Amsteel Group (2) LLB Group (1) Lembaga Tabung Angkatan Tentera Group (4)	48 9 361 418
(b) Tyres The sale and purchase of tyres, rubber compound and related products	Dong Feng Tyre Factory Co Ltd Group (5)	6,583
(c) Others (i) The provision of management support, training and education and other related services	Amsteel Group (2) LLB Group (1) Posim Group (1) Chocolate Products (Malaysia) Berhad Group (1) LCB Group (1) Amalgamated Containers Berhad Group (1) Lion Holdings Sdn Bhd Group (1)	1,411 120 913 1,231 1,873 514 38 6,100
(ii) The rental of properties	Amsteel Group (2)	2,278
(iii) The rental of office premises	LLB Group (1)	117
(iv) The obtaining of security services, secretarial services and security communication equipment	Amsteel Group (2) LCB Group (1)	347 26 373
(v) The purchase of office equipment, furniture, computers and other industrial and consumer products	Amsteel Group (2) LCB Group (1) Amble Bond Sdn Bhd Group (1)	48 43 67 158

Notes:

"Group" includes subsidiary and associated companies

(1) *Company in which certain Directors and major shareholders of the Company has interest*
(2) *Ultimate holding company in which certain Directors and major shareholders of the Company has interest*
(3) *Company in which a Director and a major shareholder of the Company has interest*
(4) *Major shareholder of the Company*
(5) *Major shareholder of a subsidiary of the Company*

ANGKASA MARKETING BERHAD
(Incorporated in Malaysia)
(41515-D)

FORM OF PROXY

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of ANGKASA MARKETING BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom ....

I.C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Twenty-Fourth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.00 am and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve Directors' fees		
3. To re-elect as Director, Y. Bhg. Datuk Cheng Yong Kim		
4. To re-elect as Director, Y. Bhg. Dato' Haji Hashim bin Saad		
5. To re-appoint as Director, Y. Bhg. Tan Sri Dato' Jaffar bin Abdul		
6. To re-appoint Auditors		
7. Authority to Directors to issue shares		

Please indicate with an 'X' how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2002

Signed ....

No. of shares .... In the presence of ....

Representation at Meeting

A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.